CABO
MINING ENTERPRISES CORP.

05013283

November 30, 2005

US Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC
U.S.A. 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
DEC 14 2005
WASH, D.C. 185 SECTION

Dear Sir of Madam:

RE: News Releases, Material Change Reports, 1st Quarterly Report & Annual Report for 2005 #12g3-2(b) #82-1401

Please find enclosed for Cabo Mining Enterprises Corp. the following:

1 News releases and Material Change reports from June 20, 2005 to November 29, 2005.

2. 1st Quarter Financial Statements period ending September 30, 2005

3. AGM Materials – Notice of Meeting, Information Circular and Proxy.

4. Annual Report for 2005.

If you have any questions or need further information, please feel free to give us a call.

Sincerely,
CABO MINING ENTERPRISES CORP.

Linda Teneycke
Executive Assistant

Enclosures

PROCESSED
DEC 20 2005
THOMSON
FINANCIAL

3rd Floor • 120 Lonsdale Avenue, North Vancouver BC, Canada V7M 2E8 • Tel: (604) 984 - 8894 • Fax: (604) 983 - 8056
www.cabo.ca • info@cabo.ca

1263-2(b) # 82-1401

CABO
MINING ENTERPRISES CORP.

For Immediate Release: June 20, 2005

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO ANNOUNCES GREENLAND DRILLING CONTRACT WITH INTERNATIONAL MOLYBDENUM LTD.

North Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") (TSX-V: CBE) today announces its subsidiary Heath & Sherwood Drilling (1986) Inc. ("Heath & Sherwood") has entered into a contract with International Molybdenum Ltd., a subsidiary of Galahad Gold Plc. to perform both underground and surface diamond core drilling on their Malmberg Project located on the east coast of Greenland, near latitude 72° North. This deposit has been identified through previous exploration activities as a world class molybdenum deposit.

As part of the proposed Malmberg work program, International Molybdenum Ltd. plans to drill 25 holes to upgrade the resource estimate at Malmberg to Measured/Indicated status and to confirm the extent of high-grade zones in the deposit and undertake further geotechnical work. Heath & Sherwood is providing the drilling equipment and personnel, which include 1 surface and 2 underground drills, and Knight Piesold Ltd., an engineering company, is providing the instructions for the actual geotechnical work. This geotechnical work includes, but is not limited to, core orientation, ground permeability, rock stress testing, and rock permeability testing using an in-hole packer assembly.

The logistics of this project are quite challenging. The equipment must be taken to Iceland via ship, flown to an airstrip in Greenland via aircraft, then moved again to the jobsite via helicopter for assembly. Provisions have to be in place for permafrost drilling should it be encountered. A camp is on-site to accommodate the drill crews, mining contractor, engineering company and International Molybdenum Ltd. personnel. On-site operations began in mid-April and are going well.

Heath & Sherwood was chosen for the project in part due to their years of overseas experience, moving drilling equipment and personnel by sea and via fixed-wing aircraft or helicopter in the high Arctic.

Cabo Mining Enterprises Corp. is a drilling services and mineral exploration company headquartered in North Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake,

Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Stratacan Inc. of St. John's, Newfoundland; Forages Cabo Inc. of Montréal, Quebec; and Advanced Drilling Ltd. of Surrey, British Columbia. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and Sedar (ww.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company.

* * * *

#1293-2(b) 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Mining Enterprises Corp.
3rd Floor – 120 Lonsdale Street,
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

July 5, 2005

Item 3 News Release

A news release dated July 5, 2005, delivered to Canada News Wire and Canada Stockwatch.

Item 4 Summary of Material Change

See attached news release dated July 5, 2005.

Item 5 Full Description of Material Change

See attached news release dated July 5, 2005.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, President & CEO, Telephone: 604 984-9959

Item 9 Date of Report

Dated at Vancouver, British Columbia this 5th day of July, 2005.

Signed:

John A. Versfelt

John A. Versfelt, Chairman, President, & CEO

CABO
MINING ENTERPRISES CORP.

For Immediate Release: July 5, 2005

CONTACT: John A. Versfelt, Chairman, President and CEO

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CABO MINING ENTERPRISES CORP. FEATURED IN 'BUSINESS AND BEYOND' PRODUCTION TO BE AIRED ON CNBC

North Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") (TSX-V: CBE) today announces that it will be featured in Platinum Television Group's Models of Excellence series in the segment entitled "Excellence in Mining". The airing is tentatively scheduled for the fourth quarter of calendar 2005. The initial production will be shown on the television series, "Business and Beyond" featured on CNBC in the Unites States and Europe. Repeat airings will take place 100 times in 25 leading markets across the Unites States.

The "Excellence in Mining" television series provides the public with general insight into the mining and drilling industries. Cabo's appearance in this series provides specific information about Cabo and its growth strategy in the mineral and alternative drilling sectors. In less than one year, Cabo has grown from a single dimension mineral exploration company into a multi-dimensional drilling services and mineral exploration company with projected annualized revenue exceeding $20,000,000 and assets net of debt in excess of $17,000,000. The Company has taken significant steps in implementing its strategy towards achieving its goal of becoming a major Canadian drilling services company. With its acquisitions to date, Cabo is emerging as both a national and international player as it expands its operations across Canada, in Greenland and in Latin America.

"Cabo is pleased to be able to participate in the "Business and Beyond" television program," stated Mr. John Versfelt, Chairman, President and CEO of the Company. "It is a well produced vehicle to describe and deliver the Company's vision and progress to interested parties and to a broader cross-section of the investing public."

About Platinum Television Group

Platinum Television Group, located in Deerfield Beach, FL, describes itself as delivering the full scope of an advertiser's message to audiences for more than seven years through its innovative half-hour programs, which delve into many popular areas of interest. Platinum currently offers 11 different shows, with more in the works, aired on targeted national and international cable networks, as well as on regional broadcast stations. The key is to educate, as well as entertain viewers with feature-style segments about interesting companies and products or technologies.

Cabo Mining Enterprises Corp. is a drilling services and mineral exploration company headquartered in North Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Stratacan Inc. of St. John's, Newfoundland; Forages Cabo Inc. of Montréal, Quebec; and Advanced Drilling Ltd. of Surrey, British Columbia. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and Sedar (ww.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company.

* * * *

The Exchange has not in any way passed upon the merits of this news release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Mining Enterprises Corp.
3rd Floor – 120 Lonsdale Street,
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

July 7, 2005

Item 3 News Release

A news release dated July 7, 2005, delivered to Canada News Wire and Canada Stockwatch.

Item 4 Summary of Material Change

See attached news release dated July 7, 2005.

Item 5 Full Description of Material Change

See attached news release dated July 7, 2005.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, President & CEO, Telephone: 604 984-9959

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 7th day of July, 2005.

Signed:

John A. Versfelt

John A. Versfelt, President and CEO

1293-2(b) #82-1481

CABO
MINING ENTERPRISES CORP.

For Immediate Release: July 7, 2005

CONTACT: John A. Versfelt, Chairman, President and CEO

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CABO TO DRILL LUCKY JOE AND YUKON OLYMPIC PROJECTS FOR COPPER RIDGE

North Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") (TSX-V: CBE) today announces that its subsidiary Advanced Drilling Ltd. has been awarded a contract by Copper Ridge Explorations Inc. ("Copper Ridge") to drill their Lucky Joe property, located 40 kilometres south of Dawson City in west central Yukon and their Yukon Olympic property, located approximately 120 km north of Dawson City.

The Lucky Joe drill program is underway with a minimum 1,200 metres of drilling to test two large, high chargeability, IP (induced polarization) core zone anomalies coincident with the main copper-gold soil anomaly on the Lucky Joe. Access to the property is by helicopter from a camp on the Quartz Creek Road, approximately 40 km south of Dawson City.

Upon completion of the Lucky Joe Project, the drill will move to Copper Ridge's Yukon Olympic property where drill testing of a strong gravity and coincident magnetic anomaly is to take place.

Cabo Mining Enterprises Corp. is a drilling services and mineral exploration company headquartered in North Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Stratacan Inc. of St. John's, Newfoundland; Forages Cabo Inc. of Montréal, Quebec; and Advanced Drilling Ltd. of Surrey, British Columbia. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (ww.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company.

* * * *

#12g3-2(b) # 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Mining Enterprises Corp.
3rd Floor – 120 Lonsdale Street,
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

July 11, 2005

Item 3 News Release

A news release dated July 11, 2005, delivered to Canada News Wire and Canada Stockwatch.

Item 4 Summary of Material Change

See attached news release dated July 11, 2005.

Item 5 Full Description of Material Change

See attached news release dated July 11, 2005.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, President & CEO, Telephone: 604 984-9959

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 11th day of July, 2005.

Signed:

John A. Versfelt

John A. Versfelt, President and CEO

12g3-2(b) # 82-1401

CABO
MINING ENTERPRISES CORP.

For Immediate Release: July 11, 2005

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL DUCK POND FOR AUR RESOURCES

North Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") (TSX-V: CBE) announces that its subsidiary Petro Drilling Company Ltd., of Springdale, Newfoundland, has signed a contract to drill up to 7,000 metres for Aur Resources Inc. ("Aur Resources").

Aur Resources is a Canadian based international mining company active in the acquisition, exploration, development and mining of mineral deposits with a strong emphasis on copper. The work is to take place at Aur Resources' Duck Pond copper zinc deposit in central Newfoundland. In addition, Petro is to carry out the grout-sealing of approximately 90 previously drilled holes in the area. The work is currently underway and is expected to continue through September 2005.

Cabo Mining Enterprises Corp. is a drilling services and mineral exploration company headquartered in North Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Stratacan Inc. of St. John's, Newfoundland; Forages Cabo Inc. of Montréal, Quebec; and Advanced Drilling Ltd. of Surrey, British Columbia. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (ww.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company.

* * * *

12g3-2(b)# 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Mining Enterprises Corp.
3rd Floor – 120 Lonsdale Street,
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

July 14, 2005

Item 3 News Release

A news release dated July 14, 2005, delivered to Canada News Wire and Canada Stockwatch.

Item 4 Summary of Material Change

See attached news release dated July 14, 2005.

Item 5 Full Description of Material Change

See attached news release dated July 14, 2005.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, President & CEO, Telephone: 604 984-9959

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 14th day of July, 2005.

Signed:

John A. Versfelt

John A. Versfelt, President and CEO

1293-2(b)#82-1401

CABO
MINING ENTERPRISES CORP.

For Immediate Release: July 14, 2005

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO SUB DRILLS ORPHAN BOY'S RAIN PROPERTY

North Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") (TSX-V: CBE) announces that its wholly owned subsidiary Advanced Drilling Ltd., of Surrey, BC, has contracted with Orphan Boy Resources Inc. ("Orphan Boy") to drill an initial 1,200 metres of a planned 5,000-metre core drilling campaign on Orphan Boy's Rain Property near Revelstoke B.C.

Orphan Boy is a mineral resource company with various polymetallic exploration projects located in the Big Bend region in southeastern British Columbia, Canada. The first phase of the Rain Property drilling will test an area described in previous reports by Orphan Boy as "...the highly mineralized "Alfi" outcrop and flanking geochemical and coincident magnetic anomalies". The Rain Property is located 65 km north, via Hwy 23, of the City of Revelstoke, British Columbia.

Cabo Mining Enterprises Corp. is a drilling services and mineral exploration company headquartered in North Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Stratacan Inc. of St. John's, Newfoundland; Forages Cabo Inc. of Montréal, Quebec; and Advanced Drilling Ltd. of Surrey, British Columbia. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (ww.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company.

* * * *

12g3-2(b) #82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Mining Enterprises Corp.
3rd Floor – 120 Lonsdale Street,
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

July 19, 2005

Item 3 News Release

A news release dated July 19, 2005, delivered to Canada News Wire and Canada Stockwatch.

Item 4 Summary of Material Change

See attached news release dated July 19, 2005.

Item 5 Full Description of Material Change

See attached news release dated July 19, 2005.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, President & CEO, Telephone: 604 984-9959

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 19th day of July, 2005.

Signed:

John A. Versfelt

John A. Versfelt, President and CEO

12g3-2(b) No. 82-1401

CABO
MINING ENTERPRISES CORP.

For Immediate Release: July 19, 2005

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO SUB MOVES DRILL TO COPPER RIDGE YUKON OLYMPIC PROPERTY

North Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") (TSX-V: CBE) announces that its subsidiary Advanced Drilling Ltd. has been selected to provide additional drilling services to Copper Ridge Explorations Inc. ("Copper Ridge"). The Company has moved its drilling equipment from Copper Ridge's Lucky Joe Property, 40 kilometres south of Dawson City, where it has completed a 1,200 metre drill program, (see Cabo's July 7, 2005 announcement) to Copper Ridge's Yukon Olympic property where a minimum 600 metre core drill program has begun.

The target at Yukon Olympic is an iron oxide copper-gold deposit. The program will include three drill holes to test the Blackstone gravity target (see Copper Ridge's July 5, 2005 announcement). The Yukon Olympic property is located 130 km north-northeast of Dawson in the north central Yukon and is accessible either by road along the Dempster Highway or by helicopter from Dawson.

Cabo Mining Enterprises Corp. is a drilling services and mineral exploration company headquartered in North Vancouver, British Columbia, Canada. The Company provides drilling services through its subsidiaries Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Stratacan Inc. of St. John's, Newfoundland; Forages Cabo Inc. of Montréal, Quebec; and Advanced Drilling Ltd. of Surrey, British Columbia. Cabo's mineral exploration properties are located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed John A. Versfelt)

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (ww.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company.

* * * *

1293-2(b) #82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Mining Enterprises Corp.
3rd Floor – 120 Lonsdale Street,
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

July 27, 2005

Item 3 News Release

A news release dated July 27, 2005, delivered to Canada News Wire and Canada Stockwatch.

Item 4 Summary of Material Change

See attached news release dated July 27, 2005.

Item 5 Full Description of Material Change

See attached news release dated July 27, 2005.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, President & CEO, Telephone: 604 984-9959

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 27th day of July, 2005.

Signed:

John A. Versfelt

John A. Versfelt, President and CEO

12g3-2(b) # 82-1401

CABO
MINING ENTERPRISES CORP.

For Immediate Release: July 27, 2005

Telephone: (604) 984-8894
Facsimile : (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO PERFORM DEEP HOLE DRILLING PROJECT FOR MANICOUAGAN MINERALS INC.

North Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") (TSX-V: CBE) announces that its subsidiary Heath & Sherwood Drilling (1986) Inc. ("Heath & Sherwood") has entered into a contract with Manicouagan Minerals Inc. to perform a deep hole drilling project. The project will consist of drilling several holes on the Manicouagan Reservoir project, within the 65 km wide inner Manicouagan impact crater, in north central Quebec. The proposed holes will be approximately 5,000 ft in depth and will be used for exploration purposes. Manicouagan anticipates a July 28, 2005 start-up for the drilling program.

The property is situated on a large island, formed by a Triassic Age (214 million yrs.) meteorite. Access to the property will be by transport truck, helicopter and fixed wing aircraft. Trucks will deliver the equipment to the staging area, where it will be flown, piece by piece, to the drill site. Approximately 30 tons of equipment, including some 13 tons of drill rods and casings will be moved to the site. All of the fuel for the drill equipment, camp and helicopter must also be flown to the island by fixed wing aircraft.

The logistics of this program are quite different than most drill projects. Access to the property can only be gained by aircraft. Therefore, everything is moved in, set up, and moved from hole to hole by air. The holes will be drilled deeper than most fly jobs, and will require the use of equipment especially suited for deep drilling and highly experienced drillers.

Heath & Sherwood has many years of deep hole drilling experience, and is able to employ, custom-designed drill programs and innovative transportation logistics programs, integrating the use of ocean going and barge vessels, commercial airlines, fixed wing aircraft and helicopters, to carry out clients' projects.

Cabo Mining Enterprises Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Stratacan Inc. of St. John's, Newfoundland; Forages Cabo Inc. of Montréal, Quebec; and Advanced Drilling Ltd. of Surrey, British Columbia. Cabo also holds interests in mineral exploration properties located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (ww.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company.

* * * *

12g3-2(b) #82-1401

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Mining Enterprises Corp.
3rd Floor – 120 Lonsdale Street,
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

August 8, 2005

Item 3 **News Release**

A news release dated August 8, 2005, delivered to Canada News Wire and Canada Stockwatch.

Item 4 **Summary of Material Change**

See attached news release dated August 8, 2005.

Item 5 **Full Description of Material Change**

See attached news release dated August 8, 2005.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, President & CEO, Telephone: 604 984-9959

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 8th day of August, 2005.

Signed:

John A. Versfelt

John A. Versfelt, President and CEO

12g3-2(b)#82-1481

CABO
MINING ENTERPRISES CORP.

For Immediate Release: August 8, 2005

Telephone: (604) 984-8894
Facsimile : (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO SIGNS CONTRACT TO DRILL PLATO GOLD CORP. PROPERTIES

North Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") (TSX-V: CBE) announces that its subsidiary Heath & Sherwood Drilling (1986) Inc. has signed a contract to drill Plato Gold Corp. ("Plato") properties in Ontario.

The drilling contract calls for 5000 metres of casing and NQ coring on Plato's properties in Guibord and Marriott Townships located east of Matheson, Ontario near Highway 101. This is an active exploration area with many senior, intermediate, and junior companies carrying out exploration programs. Plato Gold's drilling program will test IP anomalies identified during their IP programs carried out since 1997. Cabo is a leading drill contractor with both domestic and international experience.

Cabo Mining Enterprises Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Stratacan Inc. of St. John's, Newfoundland; Forages Cabo Inc. of Montréal, Quebec; and Advanced Drilling Ltd. of Surrey, British Columbia. Cabo also holds interests in mineral exploration properties located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A .Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (ww.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company.

* * * *

#1293-2(b) #82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Mining Enterprises Corp.
3rd Floor – 120 Lonsdale Street,
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

August 24, 2005

Item 3 News Release

A news release dated August 24, 2005, delivered to CCN Matthews and Canada Stockwatch.

Item 4 Summary of Material Change

See attached news release dated August 24, 2005.

Item 5 Full Description of Material Change

See attached news release dated August 24, 2005.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, President & CEO, Telephone: 604 984-9959

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 24th day of August, 2005.

Signed:

John A. Versfelt

John A. Versfelt, President and CEO

1293-2(b) # 82-1401

CABO
MINING ENTERPRISES CORP.

For Immediate Release: August 24, 2005

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO SUBSIDIARY TO DRILL SULTAN MINERALS' JERSEY-EMERALD MOLYBDENUM & TUNGSTEN PROPERTY

North Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") (TSX-V: CBE) announces that its subsidiary Advanced Drilling Ltd. has been awarded a contract by Sultan Minerals Inc. to complete a minimum of 1,000 metres of underground diamond drilling on Sultan's Jersey-Emerald molybdenum and tungsten property.

Sultan Minerals Inc.'s property is located near the community of Salmo in southeastern BC. Drilling will commence immediately on the East Dodger Zone of the Emerald Tungsten Mine, where Sultan recently announced sizeable molybdenum and tungsten deposits were intersected in two initial holes completed in July (see Sultan Minerals Inc. News Release of August 2, 2005).

Advanced Drilling Limited utilizes underground drills of various configurations and employs skilled operating personnel who have achieved exceptional success using highly efficient and functional drills that they have manufactured or modified. This gives Advanced Drilling Ltd. the ability to provide a drill for every underground situation and enhances their productivity by minimizing non-productive time.

Cabo Mining Enterprises Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Stratacan Inc. of St. John's, Newfoundland; Forages Cabo Inc. of Montréal, Quebec; and Advanced Drilling Ltd. of Surrey, British Columbia. Cabo also holds interests in mineral exploration properties located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (ww.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company.

* * * *

12g3-2(b) #82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Mining Enterprises Corp.
3rd Floor – 120 Lonsdale Street,
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

September 8, 2005

Item 3 News Release

A news release dated September 8, 2005, delivered to CCN Matthews and Canada Stockwatch.

Item 4 Summary of Material Change

See attached news release dated September 8, 2005.

Item 5 Full Description of Material Change

See attached news release dated September 8, 2005.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, President & CEO, Telephone: 604 984-9959

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 8th day of September, 2005.

Signed:

John A. Versfelt

John A. Versfelt, President and CEO

1293-2005 88-1401

MINING ENTERPRISES CORP.

For Immediate Release: September 8, 2005

Telephone: (604) 984-8894
Facsimile : (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO AWARDED DRILLING CONTRACT FROM ALTIUS MINERALS CORPORATION AND JNR RESOURCES INC.

North Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") (TSX-V: CBE) announces that its subsidiary Petro Drilling Company ("Petro) has been awarded a drilling contract with Altius Minerals Corporation and JNR Resources Inc.

The awarded drilling contract is for 1000 metres of core drilling at Altius Minerals Corporation and JNR Resources Inc.'s Rocky Brook uranium property. (See Altius's press announcement of Aug. 17, 2005). The Rocky Brook property is approximately 11,000 hectares in size and covers the northeast margin of the Carboniferous Deer Lake Basin of western Newfoundland.

Due to the requirement to drill a large number of short holes, Petro has developed a highly mobile, track mounted drill rig, specifically for this project. Petro is the most experienced diamond drilling contracting firm in the province of Newfoundland and Labrador.

Cabo Mining Enterprises Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake, Ontario; Petro Drilling Company Limited of Springdale, Newfoundland; Stratacan Inc. of St. John's, Newfoundland; Forages Cabo Inc. of Montréal, Quebec; and Advanced Drilling Ltd. of Surrey, British Columbia. Cabo also holds interests in mineral exploration properties located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A .Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (ww.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company.

* * * *

1293-2(b) # 82-1901

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Mining Enterprises Corp.
3rd Floor – 120 Lonsdale Street,
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

September 22, 2005

Item 3 **News Release**

A news release dated September 22, 2005, delivered to CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

See attached news release dated September 22, 2005.

Item 5 **Full Description of Material Change**

See attached news release dated September 22, 2005.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, President & CEO, Telephone: 604 984-9959

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 22nd day of September, 2005.

Signed:

John A. Versfelt

John A. Versfelt, President and CEO

1295-2(b) 82-1401

CABO
MINING ENTERPRISES CORP.

For Immediate Release: September 22, 2005

Telephone: (604) 984-8894
Facsimile : (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO AWARDED DRILLING CONTRACT BY CLINE MINING CORPORATION

North Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") (TSX-V: CBE) announces that its subsidiary Heath & Sherwood Drilling (1986) Inc. ("Heath & Sherwood") has been awarded a drilling contract by Cline Mining Corporation to perform drilling operations on their Cline Lake Gold property near Dubreuilville, Ontario.

The initial project consists of two, 1500 feet deep, strategically placed drill holes near the old mine site on the Cline Lake Gold property. The drilling project started September 12, 2005. The property is about an eight hour drive from Heath & Sherwood's Kirkland Lake, Ontario office.

Cabo Mining Enterprises Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. Cabo also holds interests in mineral exploration properties located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A .Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (ww.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company.

* * * *

12g3-2(b) 82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Mining Enterprises Corp.
3rd Floor – 120 Lonsdale Street,
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

September 23, 2005

Item 3 News Release

A news release dated September 23, 2005, delivered to CCN Matthews and Canada Stockwatch.

Item 4 Summary of Material Change

See attached news release dated September 23, 2005.

Item 5 Full Description of Material Change

See attached news release dated September 23, 2005.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, President & CEO, Telephone: 604 984-9959

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 23rd day of September, 2005.

Signed:

"John A. Versfelt"

John A. Versfelt, President and CEO

12g3-2(b) # 82-1401

CABO MINING ENTERPRISES CORP.

For Immediate Release: September 23, 2005

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

SENIOR OFFICER CHANGES AND GRANTING OF STOCK OPTIONS

VANCOUVER, B.C. – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") announces the appointment of Mr. Calvin B. Lucyshyn, CA, as Chief Financial Officer/Controller of the Company effective October 3, 2005. Mr. Alex Loosdrecht, former Chief Financial Officer, will continue to provide consulting services to the Company. With his significant experience in cost and financial controls, budgeting and forecasting, and development and implementation of new systems, Mr. Lucyshyn will be an integral member of a dynamic growth company. His mandate will be to develop and motivate a strong accounting and systems team, provide strategic leadership, encourage and maintain strong communication and relationships with all levels of management and the Board, and ensure the continued timely and accurate reporting of financial information in compliance with regulatory filing requirements.

Mr. Lucyshyn has held senior financial positions in the drilling industry for over ten years. During that time, he was responsible for the implementation of management information systems, controls and reporting procedures for existing divisions and new acquisitions, as well as cost and project accounting processes and financial reporting. With NQL Energy Services Inc. (TSX-NQL), Mr. Lucyshyn was responsible for financial reporting and involved in strategic planning, acquisitions due diligence and business development. NQL Energy Services has locations in Canada, U.S.A., Venezuela, the Netherlands and the Middle East, where it provides equipment to the drilling industry. He also was the Controller at The Crossing Company, a horizontal drilling company with operations in Canada and the U.S.A. Mr. Lucyshyn received his Chartered Accountant designation in 1993.

Cabo also announces that Ms. Mindi Cofman has accepted the position as the Company's Corporate Secretary, effective immediately. In addition to being an instructor of legal and business courses for twelve years, Ms. Cofman held the position of corporate supervisor or department head for various large Vancouver law firms for over thirty years.

Subject to Exchange approval, incentive stock options have been granted to new employees and officers to purchase 150,000 common shares of the Company at various prices ranging from $0.50 to $1.00 per share. Following the granting of the options, the Company will have unexercised director and employee stock options totaling 2,408,000 common shares.

Cabo Mining Enterprises Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. Cabo also holds interests in mineral exploration properties located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A .Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (ww.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company.

* * * *

The Exchange has not in any way passed upon the merits of this news release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

12g3-2(b) # 82-1401

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Mining Enterprises Corp.
3rd Floor – 120 Lonsdale Street,
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

September 29, 2005

Item 3 **News Release**

A news release dated September 29, 2005, delivered to CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

See attached news release dated September 29, 2005.

Item 5 **Full Description of Material Change**

See attached news release dated September 29, 2005.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, President & CEO, Telephone: 604 984-9959

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 29th day of September, 2005.

Signed:

"John A. Versfelt"

John A. Versfelt, President and CEO

1293-2(b) #82-1401

CABO
MINING ENTERPRISES CORP.

For Immediate Release: September 29, 2005

Telephone: (604) 984-8894
Facsimile : (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO TO DRILL FOR NEWSTRIKE

North Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") (TSX-V: CBE) announces that Newstrike Resources Ltd., ("Newstrike") of Toronto, Ontario, has awarded Cabo subsidiary Heath & Sherwood Drilling (1986) Inc. ("Heath & Sherwood") a minimum 5,000 foot drilling contract to drill Newstrike's Holmes Township property located east of Matachewan, Ontario.

Newstrike's Holmes Township property has good road access and Heath & Sherwood will mobilize a BBS-56 drill rig to complete the holes which will vary in depth from 800 to 2000 feet. The project calls for NQ diameter core.

Cabo Mining Enterprises Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. Cabo also holds interests in mineral exploration properties located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A . Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (ww.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company.

* * * *

12g3-2(b) #82-1481

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Mining Enterprises Corp.
3rd Floor – 120 Lonsdale Street,
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

October 13, 2005

Item 3 **News Release**

A news release dated October 13, 2005, delivered to CCN Matthews and Canada Stockwatch.

Item 4 **Summary of Material Change**

See attached news release dated October 13, 2005. Cobalt Property drilling results and Director J.W. Brad Bond resigns.

Item 5 **Full Description of Material Change**

See attached news release dated October 13, 2005.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, President & CEO, Telephone: 604 984-9959

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 13th day of October, 2005.

Signed:

"John A. Versfelt"

John A. Versfelt, President and CEO

129 3-2(b) 82-1481

CABO MINING ENTERPRISES CORP.

For Immediate Release: October 13, 2005

CONTACT: John A. Versfelt, Chairman, President and CEO

Telephone: (604) 984-8894
Facsimile : (604) 983-8056
e-mail: cabo@cabo.ca
web site: www.cabo.ca

COBALT PROPERTY RESULTS AND RESIGNATION OF DIRECTOR

Cobalt Property Results

North Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") (TSX-V: CBE) announces that it has received results from a drilling program completed on the Cobalt Area Project located in the famous Cobalt Silver Mining Camp in northeastern Ontario. Twenty three holes totaling 3441 metres were completed in five separate target areas. Nine of these holes intersected narrow vein zones containing silver mineralization that is considered indicative of a typical Cobalt Type vein system that has potential for hosting economic ore lenses.

Cobalt Type deposits are classified as being epigenetic, narrow vein deposits. The most common ore minerals are silver (Ag) and cobalt (Co). Past production records indicate that a typical ore lens measured less than 0.3 metres in width by from 30 to 100 metres in length by less than 50 metres vertical. Their small size was offset by their extremely high grade, often in the thousands of ounces of Ag per ton range. More than 500 million ounces of silver has already been produced from approximately 70 mines that are collectively referred to as the Cobalt Mining Camp. Past discoveries have been attributed to natural and man made surface exposures and from chance discoveries made during underground development of known deposits. Drilling has historically been avoided by explorers because, statistically, a drill hole penetrating a proven ore lens has a very low probability of intersecting "ore grade" silver. Therefore values of 1 oz/ton Ag over 1 foot (34.3 g/t Ag over 0.3 m) are considered to have a high probability of being in or near an ore lens and require additional detailed drilling.

The 2005 exploration program was focused partly on the confirmation of known vein zones on the property and partly on the exploration of areas containing geology that is favourable for hosting undiscovered deposits.

Nine holes were drilled within a 500 metre area between the Waldman Mine # 1 Shaft (a small past producer located within Cabo's Property) and an old exploration shaft known as the Wallingford Shaft (COB 1, 2, 3 & COB 18, 19, 20, 21, 22 and 23). These holes were designed to test for unexposed, east-west trending, vein structures and to test at depth a vein system discovered in surface stripping and prospecting. The best intersections from these holes are tabulated below:

Hole #	Bearing	Inclination	Sample #	From	To	Width	Ag	As	Co	Cu	Pb	Zn
				(m)	(m)	(m)	(g/t)	(ppm)	(ppm)	(%)	(%)	(%)
Wallingford Shaft Area												
COB-19	0°	-45°	2422	20.60	20.90	0.30	29	2815	192	0.22	0.05	0.13
COB-23	325°	-45°	2475	28.20	28.55	0.35	30	402	195	0.08	0.08	0.20
			2476	28.55	28.95	0.40	91	234	104	0.18	0.01	>0.4
New Zone # 1												
COB-20	0°	-45°	174	7.7	8.3	0.6	76	117	29	0.19	0.23	1.34
New Zones # 2												
COB-21	0°	-45°	220	3.0	3.8	0.8	79	11	4	0.01	0.01	0.01
			232	21.00	21.25	0.25	79	38	19	0.09	0.02	0.06
			233	21.25	21.55	0..3	87	54	8	0.14	0.01	0.03
			247	55.9	56.1	0.2	84	102	32	0.27	0.19	0.24
Surface Stripping Zone												
COB-22	0°	-45°	277	30.8	31.35	0.55	35	34	50	0.01	0.31	0.55
			284	60.35	60.7	0.35	95	1754	599	0.18	0.12	0.11

Five Holes were drilled in the area of a number of gold /silver occurrences referred to as the "Cummings Pits Prospect" (COB 4, 5, 6, 7 & 8). These holes were designed to test for the subsurface extension of a vertical vein breccia and a flat calcite vein system exposed in a stripped area. A sample collected in 2004 from a bedrock exposure in this stripped area (a chip sample of a gently dipping calcite vein, along a 1 metre length ranging from 10 to 30 cm wide) assayed 20.74 g/t Au, 151 g/t Ag, 1.48% Cu and 6.2% Pb. None of the five holes intersected significant mineralization and no further work is planned in this area.

Six holes were drilled to test vein systems exposed in underground drifting at the "Professor Adit Prospect" (COB 9, 10, 11, 12, 13 & 14). Several calcite vein systems were encountered but only one was found to contain significantly elevated silver mineralization. The holes outlined a ridge or faulted block within the footwall rocks (Nipissing aged diabase sill), a feature that is often reported to be associated with many of the previously mined deposits in the area. The best intersection in this area is set out below:

Hole #	Bearing	Inclination	Sample #	From	To	Width	Ag	As	Co	Cu	Pb	Zn
				(m)	(m)	(m)	(g/t)	(ppm)	(ppm)	(%)	(%)	(%)
Professor Adit Area												
COB-12	340°	-70°	345385	12.65	13.65	1.00	36	40	48	0.01	0.01	0.01

Three holes were drilled in an area presumed to be the southwestward extension of a vein system tested by previous workers with an exploration shaft (Oxford Shaft # 3) and limited drifting (COB 15, 16 & 17). These holes intersected numerous zones of narrow calcite veining, carbonate alteration and scattered zinc-lead-copper mineralization and locally elevated silver. The most significant silver values are listed below:

Hole #	Bearing	Inclination	Sample #	From	To	Width	Ag	As	Co	Cu	Pb	Zn
				(m)	(m)	(m)	(g/t)	(ppm)	(ppm)	(%)	(%)	(%)
Oxford Shaft Area												
COB-16	160°	-70°	2310	83.65	84.65	1.00	21	8	31	0.02	0.09	0.14
COB-17	340°	-45°	2342	31.10	32.00	0.90	16	21	40	0.10	0.18	0.17
			47184	70.00	71.00	1.00	26	50	86	0.65	0.07	0.08

One hole was drilled to test a favourable geological environment on the Maple Leaf Claim (COB-24). This claim contains two old shafts and an unknown amount of underground workings completed in the early 1900's. Production from this claim is reported to have been 495,443 oz of silver at a production grade of 1,516 oz/ton Ag (51,977 g/t Ag). The hole intersected seven vein systems containing silver

values that are considered worthy of follow-up exploration. All of these were outside of the area of the original mining. These are tabulated below:

Hole #	Bearing	Inclination	Sample #	From	To	Width	Ag	As	Co	Cu	Pb	Zn
				(m)	(m)	(m)	(g/t)	(ppm)	(ppm)	(%)	(%)	(%)
COB-24	340°	-45°	47338	96.45	96.7	0.25	26	621	387	0.03	0.67	1.74
			47371	147.5	147.85	0.35	47	193	29	0.12	0.05	0.03
			47376	151.35	151.9	0.55	74	105	7	0.25	0.42	0.41
			47384	165.55	166.4	0.85	26	142	47	0.01	0.47	1.59
			47392	195.95	196.15	0.2	61	1589	651	0.15	0.15	0.09
			106	261.9	262.25	0.35	>100	1353	537	0.41	0.34	0.13
			115	298.28	298.48	0.20	>100	10	19	0.49	0.01	0.03

Based upon the 2005 drilling and other field work, four areas have been confirmed as having excellent potential to host Cobalt Type silver deposits. The next phase of exploration on the property will include detailed drilling to test for higher grade ore lenses along strike within the host structures.

An independent report on the Cobalt Area Project has been completed and will soon be available on the Cabo website. Final assays, from initial drill programs on Cabo's Electrum Lake and Hope Lake gold properties, in northwestern Ontario, have been received and will be reported in a future news release following data interpretation.

The assays reported in this press release were completed by Accurassay Laboratories in Thunder Bay, Ontario. The qualified person responsible for the technical content of this press release is Seymour Sears, P.Geo., V.P. Exploration of Cabo Mining Enterprises Corp.

Resignation of Director

Cabo also wishes to announce that Mr. J.W. Brad Bond has resigned as a director of the Company. The board of directors would like to thank Mr. Bond for his contribution to the Company and for his service as a director to Cabo over the past year.

Cabo Mining Enterprises Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. Cabo also holds interests in mineral exploration properties located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A .Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (ww.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company.

* * * *

CABO
MINING ENTERPRISES CORP.

For Immediate Release: November 25, 2005

Telephone: (604) 984-8894
Facsimile : (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

DRILLING RESULTS AT CABO'S ELECTRUM LAKE AND HOPE LAKE PROPERTIES - TECHNICAL REPORTS FILED

Electrum Lake Property Results

North Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") (TSX-V: CBE) announces completion of an eight hole drilling program on its Electrum Lake gold property west of Kenora on the Ontario-Manitoba border. The 957.85 metre program followed up a two hole program in 2004 and tested four known gold targets on the 8 km long claim group. The best intersection was from a silicified shear zone with associated sulphides where core returned 8.95 g/t Au over 0.9 m.

The program was carried out under the supervision of Seymour M. Sears, PGeo, Vice-President of Exploration, a qualified person under national policy 43-101 and is the subject of a technical report by James G. Burns, BSc PEng filed today with SEDAR (the "Electrum Lake Report"). A total of 256 core samples (including standards and blanks used for quality control) were assayed. A summary of results is presented in Table 1 below.

Table 1 - Summary of Results from 2005 Drill Program on the Electrum Lake Gold Property of Cabo Mining Enterprises Corp.

Hole#	Bearing	Inclination	Sample #	From	To	Width	Au (g/t)
CEL - 3	220	-45	6004	60.20	60.30	0.1	1.459
			6010	76.75	77.00	0.25	0.589
			6018	90.15	90.50	0.35	0.502
			6031	99.00	100.0	1.00	0.355
			6039	106.5	107.0	0.5	0.510
CEL - 4	220	-45	6053	103.00	103.4	0.4	0.137
			6072	170.00	171.0	1.00	0.208
CEL -5	350	-45	12305	9.90	10.80	0.9	0.547
			12328	83.70	84.60	0.9	8.975
CEL -6	360	-45	12343	34.30	34.80	0.5	0.341
CEL - 7	77	-45	12376	26.80	27.20	0.40	0.751
			12377	27.20	27.50	0.30	0.336
CEL - 8	360	-45	12431	17.00	17.50	0.50	0.204
CEL – 9	360	-70	no significant assays				
CEL – 10	320	-45	no significant assays				

Prospecting and drilling programs during 2004 and 2005 have confirmed the presence of four of the numerous prospects previously reported on the Electrum Lake and identified one other area that warrants further exploration. The best mineralization from two 2004 holes designed to test a quartz vein zone located in the eastern part of the claim group (the Arsenic Zone) was a 16.8 metre wide zone in Hole CEL-01 that assayed 1.02 g/t Au. This included two encouraging narrower intersections - 6.26 g/t Au over 0.7 m and 5.59 g/t Au over 0.9 m. Another intersection, lower in the hole, returned 6.75 g/t Au over 0.7 m.

The Electrum Lake Report recommends: a systematic exploration program on selected target areas and a two phased work program including: linecutting, geological mapping, soil sampling, ground magnetometer and IP surveys. Further diamond drilling is also proposed.

Hope Lake Property Results

The Company also announces completion of the 2005 exploration program at its Hope Lake property, located 65 km southeast of Kenora, Ontario in the Lobstick Bay Map Area. A nine hole drill program followed up on stripping and geological mapping work done in the spring of 2005 on the 109 unit, 1,744 hectare property. The 1,050 metre program was designed as an initial test of several known gold occurrences in the northern part of the claim group.

Field spotting of drill holes, core logging and drill supervision were completed by personnel under the direction of Seymour Sears, P.Geo. The program is the subject of a technical report by James G. Burns, BSc PEng also filed today with SEDAR (the "Hope Lake Report"). Samples were selected based on the abundance of sulphides or unusual mineralogy. Intervals that did not contain readily apparent, or only sparse, mineralization, but that were otherwise extensively altered (sericitized, silicified), fractured or sheared, were also sampled. A summary of results is presented in Table 2 below.

Table 2 - Summary of Results from 2005 Drill Program on the Hope Lake Gold Property of Cabo Mining Enterprises Corp.

Hole#	Bearing	Inclination	Sample #	From	To	Width	Au (g/t)
CHL-1	350	-45	6105	5.00	5.20	0.2	0.289
			6106	5.20	5.60	0.4	0.132
			6107	5.60	6.00	0.4	0.358
CHL-2	350	-60	6132	5.00	5.60	0.6	0.120
			6133	5.60	6.30	0.7	2.298
CHL-3	350	-45	6174	9.10	23.40	14.3	0.302
		including	6172	21.00	21.80	0.8	1.182
CHL-4	350	-65	6181	8.50	9.10	0.6	0.195
			6185	11.30	12.30	1	0.179
			6193	22.50	23.00	0.5	0.168
			6194	24.40	25.10	0.7	0.156
			6195	27.40	27.70	0.3	0.148
CHL-5	300	-45	no Significant values				
CHL-6	320	-45	6206	7.40	8.00	0.6	1.231
			6207	8.00	8.40	0.4	N.A.
			6208	8.40	8.85	0.45	0.925
			6209	8.85	9.35	0.5	0.515
			6210	9.35	9.85	0.5	0.410
CHL-7	320	-65	6237	6.90	7.60	0.7	0.287
			6238	7.60	8.40	0.8	0.197
CHL-8	320	-45	6250	5.60	6.50	0.9	0.441
			6091	66.70	67.30	0.6	0.357
			6092	67.30	68.20	0.9	0.476
			6093	68.20	68.60	0.4	0.244
CHL-9	320	-65	12264	25.40	25.80	0.4	1.811
			12265	31.70	32.20	0.5	0.429

Numerous carbonate altered zones with associated quartz-carbonate veining, silification, sulphides and gold mineralization have been identified on the Hope Lake property. None have been adequately drill tested. The property is underlain by a sequence of pillowed and massive mafic volcanics locally cut by felsic to ultramafic intrusive rocks. The general trend of the geological units is 045° due to faulting and folding, and on the southeast side due to the intrusion of the Hope Lake Granitic Pluton.

Both the historical data and the Cabo exploration programs suggest that gold mineralization on the Hope Lake property is associated with quartz veining, silicified zones and sericitized shear zones, and that these zones may be related to intersecting structural and lithologic units. These zones may have complex geometry and require careful geological understanding and detailed exploration.

The Hope Lake Report recommends a two phase work program designed to evaluate the entire Hope Lake property. Phase I would include: a grid controlled geological mapping and rock sampling program across the entire property; a magnetometer / VLFem survey over the property; and in areas identified as prospective for gold mineralization, a soil geochemical survey, as well as stripping of outcrop to further define drill targets.

Phase II, core drilling is recommended to properly investigate the orientation and continuity of the known gold prospects, and to test targets identified by the Phase I program. As such, Phase II is only partially dependent upon the results for Phase I. Zones tested will need detailed drilling with close spaced holes. At least 3000 m of drilling should provide a reasonable initial testing of the highest priority targets.

The assays reported in this press release were completed by Accurassay Laboratories in Thunder Bay, Ontario. The qualified person responsible for the technical content of this press release is Seymour Sears, P.Geo., V.P. Exploration of Cabo Mining Enterprises Corp.

As discussed in the Company's Annual Report, Cabo intends to sell all of its Ontario resource properties. The shareholders will be asked to consider, and if thought advisable, pass with or without variation a special resolution authorizing the sale of the properties, for common shares of a public company at the Company's annual general and special meeting to be held on December 15, 2005. Pursuant to the transaction, shareholders will receive no less than 75% of the common shares issued as consideration from the purchasing company's treasury. The transaction is subject to a number of conditions including but not limited to: shareholder approval, approval from the Company's Board of Directors, approval from the purchasing company's Board of Directors, and all regulatory approvals. Further details relating to this transaction can be found in the Company's Information Circular which is available on the Company's website: www.cabo.ca or on SEDAR www.sedar.com.

Cabo Mining Enterprises Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. Cabo also holds interests in mineral exploration properties located near Cobalt, Kenora, and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (ww.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company.

* * * *

The Exchange has not in any way passed upon the merits of this news release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

#1093 2(b) 82-1401

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

Cabo Mining Enterprises Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 **Date of Material Change**

November 25, 2005

Item 3 **News Release**

A news release dated November 25, 2005, delivered to Executive Business Services Inc.

Item 4 **Summary of Material Change**

The Issuer announces the drilling results from the Company's Electrum Lake and Hope Lake Properties and the filing of technical reports for Electrum Lake & Hope Lake.

Item 5 **Full Description of Material Change**

See attached news release dated November 25, 2005.

Item 6 **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

N/A.

Item 7 **Omitted Information**

None

Item 8 **Executive Officer**

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 **Date of Report**

Dated at North Vancouver, British Columbia this 25th day of November, 2005.

Signed:

"John A. Versfelt"

John A. Versfelt, President and CEO

CABO
MINING ENTERPRISES CORP.

For Immediate Release: November 28, 2005

CONTACT: John A. Versfelt, Chairman, President and CEO

Telephone: (604) 984-8894
Facsimile : (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

Cabo Announces 1ST Quarter Results

North Vancouver, BC – Cabo Mining Enterprises Corp. ("Cabo" or the "Company") (TSX-V:CBE) today reported results for its first quarter ended September 30, 2005.

1st QUARTER HIGHLIGHTS

(CDN $000s, except earnings per share)	**Q1 – 06 Sept. 30**	**Q1 - 05 Sept. 30**	**FY 2005 June 30**
Revenue	8,819	5,291	23,222
Net Earnings (Loss) Before Interest, Tax, Amortization and Stock Based Compensation (EBITDA)	469	424	525
Net Earnings (Loss) After Taxes	117	356	(752)
Earnings (Loss) per Share ($) Basic Before Interest, Tax, and Amortization (EBITDA)	0.015	0.016	0.02
Earnings (Loss) per Share ($) Basic	0.004	0.013	(0.03)
Cash from operations*	336	427	454
Gross Margin %	17.0%	17.8%	16.4%
Working Capital (deficiency)	4,576	7,005	4,704

*before changes in non-cash working capital items

The Company reports:

- Its highest quarterly revenue of $8.819 million in the 1ST quarter of 2006, a 20% increase over revenue of $7.339 in the 4th quarter of FY2005 and a 67% increase over revenue of $5.292 million in the 1st quarter of FY2005.
- Net 1st quarter FY2006 earnings before interest, tax, amortization and stock based compensation of $0.469 million compared to 4th quarter FY2005 earnings before interest, tax, amortization and stock based compensation of $0.094 million and a net earnings before interest, tax and amortization of $0.424 million for the 1st quarter of FY2005.
- Net earnings after taxes for the 1st quarter of FY2006 of $0.117 million compared to a 4th quarter FY2005 net loss after taxes of $0.575 million and a net earnings after taxes of $0.356 million for the first quarter of FY2005 resulting in 1st quarter FY2006 earnings of $0.004 per share, FY2005 4th quarter loss of $0.003 per share, and FY2005 1st quarter earnings of $0.013 per share.
- Gross margin percentage for the 1st quarter FY2005 was 17.0% compared with a gross margin of 21.1% in the 4th quarter of FY2005 and 17.8% in the FY2005 1st quarter.
- Cash from operations, before changes in non-cash working capital items, was $0.336 million for the 1st quarter FY2006 compared to 4th quarter FY2005 cash from operations of $0.023 million and $0.427 million for the 1st quarter FY2005.
- A current asset balance of $10.32 million and working capital of $4.58 million.
- Total assets of $22.63 million and total liabilities of $7.28 million.

"Cabo begins the fiscal year 2006 with strong first quarter revenues," said Mr. John A. Versfelt, Chairman, President & CEO of Cabo Mining Enterprises Corp. "The Company achieved record quarterly revenues of $8.819 million, an increase of $1.480 million or 20% compared to the previous quarter and an increase of $3.528 million or 67% compared to the first quarter 2005. This large increase can be partially attributed to the fact that all of the drilling services companies, acquired by Cabo throughout fiscal 2005, reported a full quarter of earnings under the Cabo banner. Furthermore, the mineral exploration and mining sector in Canada is continuing to improve as a result of strong global demand for all metals. This in turn has lead to an increased demand for drilling services and improved pricing."

"Gross margin performance of 17% for the first quarter 2006 was slightly lower than the 17.8% in the first quarter 2005 and the 21% in the fourth quarter 2005, but marginally higher than the 16.4% for the full year 2005," said Mr. Versfelt. "Consumable, servicing and maintenance costs continue to drag down margins in our Heath & Sherwood division. In an effort to improve overall margins management in this division has been reorganized and new procedures have been implemented in the first quarter of 2006. Overall, in addition to higher fuel and steel costs, the Heath & Sherwood division continues to experience higher than normal costs primarily due to training of drillers and other operational personnel. However, gross margins and net revenues should improve as the new procedures take effect."

"Cabo will likely have reduced revenues over the next two quarters as the Company's operations follow seasonal patterns," said Mr. Versfelt. "Past experience shows that business in December and January slows down due to the holiday season and more difficult weather conditions."

"Quarter to quarter the Company's remained relatively strong. Net earnings per share of $0.004 improved compared to a $0.03 loss for the 2005 fiscal year," said Mr. Versfelt. "After tax earnings, while lower than the first quarter, showed improvement compared to the fourth quarter of 2005 and the annual results for the fiscal year 2005. Management continues to focus on administration cost controls and expects no significant increases in fiscal 2006. However, the development and implementation of our new computerized accounting and management information system is currently being reevaluated. This may lead to some write downs if the company finds it beneficial to change its strategy and implement a more cost beneficial system."

"As announced in October 2005, Cabo intends to sell its mineral property portfolio to another public mineral exploration company," said Mr. Versfelt. "Subject to approval of the transaction consideration for the properties shall be paid through the issuance of common shares from the purchasing company's treasury. No less than seventy-five percent of these shares shall be distributed to Cabo shareholders on a pro-rated basis upon receipt of regulatory approval. The Company's Board of Directors has received an offer which shall be presented to our shareholders for consideration and if appropriate for approval at the December 15, 2005 annual general and special meeting. Management believes that this event is of significant benefit to the shareholders as they will receive shares in an exploration company while at the same time retaining their shares in Cabo. Cabo will then be able to focus all of its resources on growing the drilling services business. Subject to shareholder approval, the Company will change its name to Cabo Drilling Corp."

"We believe that with continued strength in mineral exploration and mine development in the Americas, our improved productivity and our determined focus on cost control and improved efficiencies, Cabo should increase its profitability to meet management expectations and provide a good return to our shareholders," said Mr. Versfelt.

First quarter ended September 30, 2005

The Company's first quarter revenue of $8.82 million is the highest quarterly revenue recorded since Cabo began its drilling operations. This represents a 20% increase over the previous quarter and 67% increase from the first quarter of 2005. Revenues from Heath & Sherwood and Petro Drilling increased 21% from the same period last year, with the balance of revenues from the Advanced Drilling Group and Forages Cabo Inc., acquired in the 3rd quarter of 2005.

Revenue for the quarter from surface drilling operations increased by 55 percent from the same period last year to $5,965,605. While revenues from underground drilling increased by 75 percent from the same period last year to $2,516,321. Geotechnical drilling contributed an additional $337,073 for the quarter.

The gross margin for the first quarter of fiscal 2005 was marginally higher at 17.0% compared to fiscal 2005 (16.4%) and slightly lower than the 17.8% earned in the first quarter in 2005. The Company continues to look at improvements in efficiencies through standardization of procedures sand the sharing of technology and expertise across the divisions. Gross margins should improve as the policies implemented by management in late summer 2005 take affect.

General and administrative expenses ("G&A") decreased by $0.163 million from the previous quarter to $1.067 million in the first quarter of 2006. The decrease in G&A expenses in the first quarter of 2006 compared to the fourth quarter of 2005 can be partially attributed to higher costs incurred as a result of acquisitions. G&A costs increased by $0.533 compared to the first quarter of 2005. This increase can be partially attributed to the additional G&A expenses of the drilling companies that were acquired throughout the year and subsequently consolidated with existing operations. Increases in costs can also be attributed to the Corporate Employee Health and Benefit Plan that was initiated across the Company during the year.

Amortization expense for the first quarter was $0.279 million as compared to $0.284 million in the fourth quarter of fiscal 2005 and $0.070 million in the first quarter of 2006. The increase is a result of a larger asset base compared to last year and minimal change from the last quarter.

Cabo's current cash (marketable securities and cash equivalents) position at September 30, 2005, is $1.259 million as compared to $2.025 million at June 30, 2005. The decrease in cash can be primarily attributed to the decrease in long term liabilities, capital asset acquisitions and resource property expenditures.

Cash flow from operations (before changes in non-cash operating working capital items) was $0.336 million, down $0.090 million or 21% from $0.426 million in the quarter ended September 30, 2005. The decrease resulted because of lower margins caused by higher fuel costs, increased wage costs and maintenance expenses, as well as over-budget consumables and servicing costs at the Heath & Sherwood Division.

Mineral exploration expenses and mineral property payments for the first quarter of 2006 were $0.206 million compared to $0.756 million for the same period in 2005. Cabo remains committed to funding and operating its exploration activities separately from its drilling operations until it vends its properties to another public entity as announced in October 2005. Cabo maintains its mineral properties in good standing and they have good potential for the discovery of mineral reserves that could add value to the Company.

Cabo is well positioned to capture an increase in revenues as the demand for mineral exploration, development and mining grows and continues to remain high. The Company's strategy is to focus on growth by expanding its existing long term customer base revenues, attracting new customers, and by achieving operating and administrative efficiencies.

Cabo Mining Enterprises Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. Cabo also holds interests in mineral exploration properties located near Cobalt, Kenora and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A . Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (ww.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company.

* * * *

The Exchange has not in any way passed upon the merits of this news release. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, potential mineral recovery processes and other business transactions timing. Forward-looking statements address future events and conditions and therefore, involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

#1293-2(b) #82-1401

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Cabo Mining Enterprises Corp.
3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C.
V7M 2E8

Item 2 Date of Material Change

November 29, 2005

Item 3 News Release

A news release dated November 29, 2005, delivered to Executive Business Services Inc.

Item 4 Summary of Material Change

The Issuer announces the commencement of a drill program for Vault Minerals Inc.

Item 5 Full Description of Material Change

See attached news release dated November 29, 2005.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7 Omitted Information

None

Item 8 Executive Officer

John A. Versfelt, Chairman, President & CEO, Telephone: 604-984-8894.

Item 9 Date of Report

Dated at North Vancouver, British Columbia this 29th day of November, 2005.

Signed

(Signed "John A. Versfelt")
John A. Versfelt, President & CEO

CABO
MINING ENTERPRISES CORP.

For Immediate Release: November 29, 2005

Telephone: (604) 984-8894
Facsimile: (604) 983-8056
e-mail: ir@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt, Chairman, President and CEO

CABO COMMENCES DIAMOND DRILL PROGRAM FOR VAULT MINERALS INC.

North Vancouver, BC - Cabo Mining Enterprises Corp. (TSX-V:CBE) today announces that its wholly owned subsidiary Heath & Sherwood Drilling (1986) Inc. has commenced a Phase I Diamond Drill Program on Vault Minerals Inc.'s Kirkland Gold Property. Approximately 5,000 meters of coring from 15 drill holes is scheduled to test a range of structurally-hosted targets that include projected faults which are parallel and sub-parallel to the Kirkland Main Break "Fault" horizon that produced 24 million ounces of gold.

Heath & Sherwood will employ two drills, drilling deep NQ holes, within the town of Kirkland Lake, Ontario. Due to the depth of the holes a fairly large Boyles 56 drill is being utilized. This drill program is somewhat unique as the drills will be working within a residential area. Some of the procedures that have been implemented include: muffling of the diesel engines, operating a single 12 hour shift per day, start-up of engines each morning, filtering of drill water to prevent drill cuttings from flowing into the town water drainage systems, maintenance and drainage of equipment at the end of each shift to prevent freezing and breakage, and the installation of a safety fence around the drill sites. Heath & Sherwood's decades of in-depth experience and custom-designed drilling programs enables it to develop workable solutions to the issues facing the exploration industry.

Cabo Mining Enterprises Corp. is a drilling services company headquartered in North Vancouver, British Columbia, Canada. The Company provides services through its subsidiaries Advanced Drilling Ltd. of Surrey, British Columbia; Forages Cabo Inc. of Montréal, Quebec; Heath & Sherwood Drilling (1986) Inc., of Kirkland Lake, Ontario; and Petro Drilling Company Limited of Springdale, Newfoundland. Cabo also holds interests in mineral exploration properties located near Cobalt, Kenora and Sudbury, Ontario, Canada. The Company's common shares trade on the TSX Venture Exchange under the symbol: **CBE**.

ON BEHALF OF THE BOARD

(signed "John A. Versfelt")

John A. Versfelt
Chairman, President and CEO

Further information about the Company can be found on the Cabo website (http://www.cabo.ca) and SEDAR (ww.sedar.com) or by contacting Investor Relations Ms. Sheri Barton at 403-217-5830 or Mr. John A. Versfelt, Chairman, President & CEO of the Company.

* * * *

#1293-2(13)# ...

CABO MINING ENTERPRISES CORP.

(the "Company")
3rd Floor, 120 Lonsdale Avenue
North Vancouver, British Columbia V7M 2E8

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2005 Annual General Meeting of the Shareholders ("Registered Shareholders") of the Company will be held at The Lonsdale Quay Hotel, 123 Carrie Cates Court, North Vancouver, British Columbia on the 15th day of December, 2005 at the hour of 10 o'clock in the forenoon for the following purposes:

1. To receive the audited financial statements of the Company for its fiscal year ended June 30, 2005;
2. To determine the number of Directors at five (5);
3. To elect Directors for the ensuing year;
4. To appoint Morgan & Company, Chartered Accountants, as the Auditor of the Company for the ensuing year;
5. To approve the Company's Stock Option Plan originally approved by the Shareholders December 19, 2003 and to approve the additional option matters, as more particularly described in the accompanying Information Circular;
6. To approve, ratify and confirm all resolutions, contracts, acts and proceedings of the Directors and Officers of the Company, as more particularly described in the accompanying Information Circular;
7. To approve the sale of the Company's resource properties as more particularly described in the accompanying Information Circular;
8. To approve the change of the Company's name to CABO DRILLING CORP.; and
9. To approve the transaction of such other business as may properly come before the Meeting

Accompanying this Notice of Meeting is an Information Circular, Instrument of Proxy and Financial Statements for the fiscal year ended June 30, 2005. The Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice.

A Registered Shareholder who is unable to attend the meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present, please refer to the notes accompanying the Instrument of Proxy enclosed and then complete and deposit the Instrument of Proxy with Pacific Corporate Trust Company within the time set out in the notes, as set out below.

The Instrument of Proxy must be signed by the Registered Shareholder or by his or her attorney authorized in writing, or, if the Registered Shareholder is a corporation, by an officer or director thereof as an authorized signatory.

The completed Instrument of Proxy must be deposited at the office of Pacific Corporate Trust Company at least 48 hours before the time of the meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof.

The enclosed Instrument of Proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the meeting.

DATED at North Vancouver, British Columbia, the 10th day of November, 2005.

ON BEHALF OF THE BOARD

signed "John A. Versfelt"

John A. Versfelt, President, CEO and Chairman

Period Ended
September 30

STABILITY, RELIABILITY & GROWTH

1293-2(b) #82-1401

President's Report to Shareholders
- First Quarter Fiscal 2006

Cabo begins the fiscal year 2006 with strong first quarter revenues. The Company achieved record quarterly revenues of $8.819 million, an increase of $1.480 million or 20% compared to the previous quarter and an increase of $3.528 million or 67% compared to the first quarter 2005. This large increase can be partially attributed to the fact that all of the drilling services companies, acquired by Cabo throughout fiscal 2005, reported a full quarter of earnings under the Cabo banner. Furthermore, the mineral exploration and mining sector in Canada is continuing to improve as a result of strong global demand for all metals. This in turn has lead to an increased demand for drilling services and improved pricing.

Gross margin performance of 17% for the first quarter 2006 was slightly lower than the 17.8% in the first quarter 2005 and the 21% in the fourth quarter 2005, but marginally higher than the 16.4% for the full year 2005. Consumable, servicing and maintenance costs continue to drag down margins in our Heath & Sherwood division. In an effort to improve overall margins management in this division has been reorganized and new procedures have been implemented in the first quarter of 2006. Overall, in addition to higher fuel and steel costs, the Heath & Sherwood division continues to experience higher than normal costs primarily due to training of drillers and other operational personnel. However, gross margins and net revenues should improve as the new procedures take effect.

Cabo will likely have reduced revenues over the next two quarters as the Company's operations follow seasonal patterns. Past experience shows that business in December and January slows down due to the holiday season and more difficult weather conditions.

Quarter to quarter the Company's working capital, remained relatively strong. Net earnings per share of $0.004 improved compared to a $0.03 loss for the 2005 year. After tax earnings, while lower than the first quarter, showed improvement compared to the fourth quarter of fiscal 2005 and the annual results for the fiscal year 2005. Management continues to focus on administration cost controls and expects no significant increases in fiscal 2006. However, the development and implementation of our new computerized accounting and management information system is currently being reevaluated. This may lead to some writedowns if the Company finds it beneficial to change its strategy and implement a more cost beneficial system.

As announced in October 2005, Cabo intends to sell its mineral property portfolio to another public mineral exploration company. Subject to approval of the transaction consideration for the properties shall be in common shares from the purchasing company's treasury. No less than seventy-five percent of these shares shall be distributed to Cabo shareholders on a pro-rated basis upon receipt of regulatory approval. The Company's Board of Directors has received an offer which shall be presented to our shareholders for consideration and if appropriate for approval at the December 15, 2005 annual general and special meeting. Management believes that this event is of significant benefit to the shareholders as they will receive shares in an exploration company while at the same time retaining their shares in Cabo. Cabo will then be able to focus all of its resources on growing the drilling services business. Subject to shareholder approval, the Company will change its name to Cabo Drilling Corp.

We believe that with the continued strength in mineral exploration and mine development in the Americas, our improved productivity and our determined focus on cost control and improved efficiencies, Cabo should increase its profitability to meet management expectations and provide a good return to our shareholders.

Sincerely,

John A. Versfelt
Chairman, President and CEO

Cabo Mining Enterprises Corp.
Form 51-102F1
Management Discussion and Analysis
For the Quarter Ended September 30, 2005

Forward Looking Information

This Management Discussion and Analysis ("MD&A") prepared as of November 14, 2005, should be read in conjunction with the audited consolidated financial statements for the quarter ended September 30, 2005.

The MD&A contains forward-looking statements about the Company's future plans, objectives, strategies, financial condition, results of operations, cash flows, exploration and development activities and businesses. The MD&A is "forward-looking" because it is based on current expectations, estimates and assumptions about the Canadian marketplace in which the Company operates the world economic climate as it relates to the contract drilling and mining industries, the Canadian economic environment, the Company's ability to attract and retain customers and employees and to manage its assets and operating costs.

The actual results could be materially different from expectations if known or unknown risks affect the business or if estimates or assumptions turn out to be inaccurate. The Company does not guarantee that any forward-looking statement will materialize. The reader is cautioned not to place reliance on these forward looking statements.

The Company disclaims any intention and assumes no obligation to update any forward-looking statement, even if new information becomes available, as a result of future events or for any other reasons. Risks that could cause the Company's actual results to materially differ from its current expectations are described in this document.

Corporate Overview

Cabo Mining Enterprises Corp. ("Cabo" or the "Company") is one of the larger drilling services companies serving the mining industry in Canada. Cabo provides various drilling services including surface and underground coring, directional, reverse circulation, geotechnical and geoenvironmental, and geothermal drilling. Cabo supports its customers' drilling requirements from field operations and offices in Springdale, Newfoundland (Atlantic Canada), Montreal (Quebec), Kirkland Lake, Ontario (Central Canada and Northern Quebec), Surrey, British Columbia (Western Canada) and Whitehorse (Northern Canada).

The Company also owns mineral properties in four areas of Ontario and has conducted mineral exploration work on all of its properties in 2005. The majority of the exploration expenditures are funded by flow through financing.

Highlights and Overall Performance

The first quarter is highlighted with a 67% increase in revenues to $8.819 million compared to $5.292 million in the first quarter of 2005. As we move into the calendar year 2006 the focus is on integration of systems, cost savings and attracting new customers through a new corporate marketing strategy.

The Company continued its mineral exploration activities in the first quarter. Cabo spent $0.206 million on mineral exploration and property payments existing properties. Cabo maintains its mineral properties in good standing, which its properties have potential for the discovery of mineral reserves that could add value to the Company.

Primarily due to higher fuel and mobilization costs on certain projects, the gross margin decreased in the first quarter to 17% compared to 21% in the previous quarter. The lower gross margin was positively offset by a decrease in general and administrative costs and stock based compensation. As a result, the Company recorded a pre-tax income of $0.168, compared to a pre-tax loss of $0.563 in the last quarter. Pre-tax income decreased 56% to $0.168 compared to $0.379 earned in the first quarter of 2005. Net earnings for the quarter of $0.117 compared to $0.356 during the same period of 2005 are a result of reduced margins, increase in general and administrative and higher amortization expenses.

The Company remains in a relatively strong financial position with cash reserves of $1.207 million and working capital of $4.576 million. The Company does not anticipate any problems over the next year in financing any capital requirements within its drilling operations or maintaining its mineral properties in good standing.

Summary of Quarterly Results

	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05	Q4-04	Q3-04	Q2-04
$ Expressed in(000's)								
Revenue	8,819	7,339	5,898	4,693	5,292	-	-	-
Gross margin	1,502	1,498	670	690	946	-	-	-
Gross Margin %	17.0%	21.1%	11.4%	14.7%	17.8%	-	-	-
General & Administrative	1,067	1,219	915	688	568	38	256	98
Earnings before Stock-based Compensation, Amortization and Tax	446	73	(23)	5	449	46	(256)	(98)
Stock-based Compensation	-	351	-	666	-	-	-	-
Amortization	278	284	158	81	70	(2)	(2)	(3)
Income (Loss) before Tax	168	(563)	(181)	(742)	379	44	(258)	(101)
Income (Loss) after Tax	117	(575)	239	(772)	356	44	(258)	(101)
Basic Earnings (Loss) per Share	0.00	(0.02)	0.01	(0.03)	0.01	0.00	(0.01)	(0.01)
Exploration Expenditures	171	355	311	124	112	114	121	19
Mineral Property Expenditures	36	52	34	56	644	83	82	90
Cash & Marketable Securities at End of Period	1,259	2,025	4,274	4,661	4,871	6,916	346	170
Total Assets	22,625	23,009	19,672	16,349	15,675	16,839	6,624	2,567
Total Liabilities	7,276	7,778	4,631	2,878	3,191	5,127	3,626	323
Working Capital (Deficiency)	4,576	4,704	6,324	7,304	7,005	6,562	216	(298)

Business Outlook and Strategy

The mineral drilling industry is dependent on demand for precious, base and strategic metals. Any one of these categories can, by themselves, cause the drilling services industry to reach capacity. Demand for drilling services is expected to remain strong due to increasing demand from Asia for most metals, precious, strategic and base metals inventories at historically low levels.

In fiscal 2006 Cabo is well positioned to capture an increase in revenues as the demand for mineral exploration, development and mining grows and continues to remain high. The Company's strategy is to focus on growth by expanding its existing long term customer base revenues, attracting new customers, and by achieving operating and administrative efficiencies through:

1. **Aggressively promoting and marketing Cabo's service;**
2. **Improving utilization of existing rigs;**
3. **Modernizing and standardizing its drill fleet;**
4. **Sharing of technology and expertise between divisions;**
5. **Expanding effective capacity; and**
6. **Building and maintaining a highly cost effective organization.**

General Risks and Uncertainties

Cabo is subject to a number of risks and uncertainties:

Competition

Contract drilling is a highly competitive industry, where numerous competitors tender bids for contracts. The Company's ongoing ability to continue to secure profitable contracts on an ongoing basis is not assured.

Cyclical Downturn

The most significant operating risk is the potential downturn in demand for minerals and metals which would directly impact the need for drilling services. To mitigate this risk the Company is diversifying into specialized drilling such as geotechnical, geo-environmental and geothermal.

As the mining cycle lengthens and activity levels increase, the requirement for working capital, particularly accounts receivable and inventory, grows. Accounts receivable levels from junior mining companies typically increase. Junior mining companies are heavily dependent on the capital markets and any change in outlook of the mining sector, or lack of success of their exploration activities, can quickly affect their ability to carry on drilling programs. The Company manages this risk by closely monitoring accounts receivable aging and the activity of junior mining companies in the capital markets. Deposits and letters of credit are required in some instances.

Levels of inventory increase from increased revenue activity and, potentially, an increase in activity in remote locations. In the event of a sudden downturn the Company may be exposed to inventory carrying costs and possible obsolescence. Furthermore it may be difficult and costly to relocate this inventory to other regions. In order to minimize exposure to this risk, the Company works closely with its customers to anticipate and plan for scheduled reductions in their drilling programs. In addition, history has shown that there is a 6 to 12 month lag between a metals and mining market downturn and a downturn in drilling demand, which management closely monitors.

Workforce Availability

The upturn in the metals and minerals industry has resulted in a shortage of qualified drillers. The industry is transforming from a downturn that saw many qualified drillers move to other industries. The demand for similar skilled workers in the mining, oil and gas and construction industries is also adding to the shortage of qualified people for the drilling services business. The Company has implemented a number of initiatives to retain existing employees and attract new employees. In addition, the Company has been successful at utilizing some non-Canadian drillers in Canada.

Reliance on Key Accounts

The Company has a small number of accounts that make up a significant portion of overall revenue and gross profits. When a contract expires or is terminated there is no guarantee that the Company has sufficient replacement contracts. Cabo continues to work with its existing client base and is actively pursuing new clients in order to minimize exposure in this area.

Long Term Contracts

The Company may enter into long term contracts with customers at fixed prices. The Company's expenses may vary significantly over a contract period due to fluctuations in the cost of labour, materials and equipment consequently creating variations in the profitability of these contracts with fixed prices. The Company mitigates this risk by anticipating an escalation in costs when bidding on projects or providing for cost escalation in the contract. However, significant price fluctuations without warning could negatively impact the Company's margins.

Extreme Weather Conditions

The Company has operations across Canada that are subject to extreme weather conditions which can have a significant impact on its operations. In addition, natural and other disasters could have an adverse impact.

Currency Fluctuations

The majority of the Company's business is conducted in Canadian dollars. Cabo does compete for projects internationally and receives payments in foreign currency, while incurring most expenses in Canadian dollars. This may negatively impact a project's profitability due to currency exchange volatility.

The Company also holds US Dollar denominated currency and securities that are subject to exchange volatility.

Acquisition Integration

The Company has worked towards its strategic objective of becoming a drilling service provider of sufficient size to benefit from economies of scale and to provide the foundation from which to pursue new opportunities. Business acquisitions have been an important tool in this pursuit and will continue to be so in the future. Continued successful integration of new businesses, people and systems is key to the Company's future success.

Exploration Activities

The Company's properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results. The business of exploration involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. The amounts recorded on the balance sheet as Mineral Properties represent the acquisition and exploration expenditures and should not be taken to represent realizable value. There are no known reserves of ore on the Company's properties and the proposed work programs thereon are exploratory in nature.

The Company relies solely on capital markets to fund its exploration activities. A potential downturn in the demand for minerals and metals and in the financial markets would negatively impact the ability of the Company to continue to obtain finances and carry out its exploration activities.

Metal Prices and Marketability of Minerals

Metal prices fluctuate widely and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectation of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities, and worldwide production levels. The marketability of minerals, which may be acquired or discovered by the Company, will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations (including price), the proximity of metal markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, the import and export of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Results of Operations - First Quarter Ended September 30, 2005

The Company's first quarter revenue of $8.82 million is the highest quarterly revenue recorded since it began drilling operations. This represents a 20 % increase over the previous quarter and 67 % increase from the first quarter in 2005. Revenues from Heath & Sherwood and Petro Drilling increased 21% from the same period last year, with the balance of revenues from the Advanced Drilling Group and Forages Cabo Inc. acquired in the 3rd and 4th quarter of 2005.

The Company's operations follow seasonal patterns, with the first and fourth quarter (April through September) being the most active. The summer and fall months are the most active and provide the best drilling conditions. The months of December through early February are typically the weakest due to general slowdown in the mineral exploration activity, as well as the Holiday season.

The gross margin for the first quarter of fiscal 2006 was marginally higher at 17% compared to fiscal 2005 (16.4%) and slightly lower than the 17.8% earned in the first quarter in 2005. The Company continues to look at improvements in efficiencies through standardization of procedures and the sharing of technology and expertise across the divisions. Gross margins should improve as the policies implemented by management in late summer 2005 take affect.

General and administrative expenses ("G&A") decreased by $0.163 million from the previous quarter to $1.067 million in the first quarter of 2006. The decrease in G&A expenses in the first quarter of 2006 compared to the fourth quarter of 2005 can be partially attributed to higher costs incurred as a result of acquisitions. G&A costs increased by $0.533 compared to the first quarter of 2005. This increase can be partially attributed to the additional G&A expenses of the drilling companies that were acquired throughout the year and subsequently consolidated with existing operations. Increases in costs can also be attributed to the Corporate Employee Health and Benefit Plan that was initiated across the Company during the year.

Amortization expense for the first quarter was $0.279 million as compared to $0.284 million in the fourth quarter of fiscal 2005 and $0.070 in the first quarter of 2006. The increase is a result of a larger asset base compared to last year and minimal change from the last quarter.

Drilling Operations

Total Revenue for the quarter was $8,818,999 earned as follows:

Surface	$5,965,605	- 68%
Underground	$2,516,321	- 29%
Geotechnical	$ 337,073	- 3%

Compared to first quarter 2005- $5,291,193

Surface	$3,852,394	- 73%
Underground	$1,438,259	- 27%

Liquidity and Capital Resources

Cabo's current cash (marketable securities and cash equivalents) position at September 30, 2005, is $1.259 million as compared to $2.025 million at June 30, 2005. The decrease in cash can be attributed to the decrease in long term liabilities, capital asset acquisitions and resource property expenditures.

Operating Activities

Cash flow from operations (before changes in non-cash operating working capital items) was $0.336 million, down $0.090 million or 21% from $0.426 million in the quarter ended September 30, 2005. The decrease is a result of lower margins due to higher fuel supply, wage costs and maintenance as well as high consumable and servicing costs at Heath & Sherwood.

Working capital has had no significant change over the last two quarters.

Investing Activities

During the first quarter, the Company incurred $0.206 million in resource property expenditures compared to $0.756 million during the same period last year.

The Company also acquired $0.175 in new capital assets during the quarter compared to $0.206 in the same period last year.

Financing Activities

Total long term debt decreased by $0.153 million during the first quarter from $1.547 million at June 30, 2005 to $1.394 million at September 30, 2005, primarily due to regular payments on debt.

Cabo has entered into several conditional finance contracts and lease agreements for the acquisition of drills and other equipment. It is renegotiating some of its existing term debt for its Montreal operations to include a mortgage for a building purchased in Montreal and improvements thereof.

The Company does not currently have an operating line of credit facility or term loan facility. However, it has commenced discussions with potential primary lenders for credit facilities. The Company expects to have these new facilities finalized before the end of the third quarter of 2006 fiscal year.

Contractual Obligations

Long term debt and leases:

The following table outlines the long term debt and lease contractual obligations:

Expressed in thousands $ (000's)	Payments Due by Period				
	Total	**Less than 1 year**	**1 - 3 years**	**4 - 5 years**	**After 5 years**
Long-term debt	910	310	426	145	29
Leases (1)	496	221	347	30	
Total Contractual Obligations	1,648	572	855	187	44

(1) Imputed Interest of $0.102 million is included in lease obligations

Resource Properties

Mineral exploration expenses and mineral property payments for the first quarter of 2006 were $0.206 million compared to $0.756 million for the same period in 2005. Cabo remains committed to funding and operating its exploration activities separately from its drilling operations until it vends its properties to another public entity as announced in October 2005.

Summary of Mineral Exploration Expenditures

Expressed in thousands (000's)

	Q6-01	Q4-05	Q3-05	Q2-05	Q1-05	To Date
Cobalt						
Property Payments in cash	28	15	15	15	259	1,067
Property Payments in shares	-	22	-	-	369	1,672
Mineral Exploration	80	198	276	111	53	1,622
Electrum Lake						
Property Payments in cash	-	-	-	10	-	18
Property Payments in shares	-	-	-	31	-	49
Mineral Exploration	53	58	11	12	13	189
Hope Lake						
Property Payments in cash	-	7	-	-	6	13
Property Payments in shares	-	6	-	-	-	13
Mineral Exploration	26	96	24	-	1	147
Sudbury Properties						
Property Payments in cash	-	2	3	-	4	11
Property Payments in shares	8	-	16	-	4	56
Mineral Exploration	12	2	-	1	45	60
Total						
Property Payments in cash	28	24	18	25	269	1,109
Property Payments in shares	8	28	16	31	375	1,790
Mineral Exploration	171	354	311	124	112	2,018

Refer to the Management Discussion and Analysis dated October 21, 2005 for current information on these properties as the discussion included remains current. As previously indicated the Company intends to vend the properties during the fiscal 2006 to another public entity.

Transactions with Related Parties

The Company has recorded the following related party transactions:

Expressed in thousands (000's)

	Q1-06	Q4-05	Q3-05	Q2-05	Q1-05
John A. Versfelt, Chairman, President and CEO, provides executive, general management, administration and secretarial, accounting and paralegal, and related services to the Company through American Resources Management Corp., a company owned and controlled by Mr. Versfelt	56	44	42	53	81
Seymour Sears, Vice-President of Explorations, provides geological consulting services to the Company through Sears, Barry & Associates Ltd., a company owned and controlled by Mr. Sears	57	88	61	69	63
Terry Aimone, director, is a shareholder of Heath & Sherwood International Inc., a company that provides manpower drilling related services to the Company	157	74	16	47	81
Thomas D. Lamb, former Corporate Secretary, provided legal and regulatory services to the Company through T. Lamb & Associates, Inc., a company owned and controlled by Mr. Lamb	-	9	19	13	-
Corry J. Silbernagel, former Vice-President of Finance & Corporate Development, provided management and financial consulting services to the Company through CJS Consultants Ltd., a company owned and controlled by Mr. Silbenagel	-	-	18	19	19

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Significant areas requiring use of management estimates relate to the useful lives of capital assets for amortization purposes, inventory valuation, valuation of future income taxes, assumptions used in compilation of stock-based compensation, and amounts recorded as accrued liabilities. Actual results, therefore, could differ from these estimates. A summary of the Company's significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended June 30, 2005.

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions.

Excess and Obsolete Inventory Provisions

The Company regularly reviews the quantities of inventory on hand and provisions for obsolete inventory. Significant or unanticipated changes in business conditions could impact the amount and timing of any additional provision for excess or obsolete inventory that may be required.

Impairment of Long Lived Assets

The carrying value of long lived assets, which includes capital assets, goodwill and resource properties are regularly reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future

Amortization

The Company's capital assets are amortized based upon estimates of useful lives and salvage values. These estimates may change as more experience is gained, market conditions shift or new technological advancements are made.

Income Taxes

Income taxes follow the same policy and method during the previous periods. The policies and methods are disclosed in the Notes to the Financial Statements.

Changes in Accounting Policies

The consolidated financial statements for the quarter ended September 30, 2005 followed the same accounting policies and methods of application as in the prior year's annual financial statements

Financial Instruments and Other Instruments

The carrying amount of marketable securities, accounts receivable, bank debt, accounts payable and accrued liabilities, taxes payable, contract deposits and long term debt are all considered to be representative of their respective values.

Off Balance Sheet Financing

The Company does not have any off-balance sheet arrangements.

Proposed Transactions

The Company has not entered into any proposed transactions.

Shares Outstanding

At the date of this MD&A, the Company had 30,800,301 common shares, 5,807,156 warrants and 2,258,000 options outstanding.

Additional Sources of Information

Additional information relating to Cabo, including the Company's Annual Information Form for the most recent financial year, can be found on SEDAR at www.sedar.com.

CABO MINING ENTERPRISES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

1st QUARTER TO SEPTEMBER 30, 2005

Unaudited - Prepared by Management

Management's Statement of Responsibility For Financial Reporting

November 14, 2005

The management of Cabo Mining Enterprises Corp. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Cabo Mining Enterprises Corp. and all related financial information contained in this Interim Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include certain amounts that are based on estimates and judgments relating to matters not concluded by quarter-end. The interim financial statements presented in this interim report have not been reviewed by the Company's Auditors.

The Audit Committee of the Board of Directors, composed of two independent directors and the CEO, reviews the company's financial statements. It reviews with management uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee meets quarterly to review interim financial statements prior to their release, as well as annually to review Cabo's annual financial statements, and Management's Discussion and Analysis, and recommend their approval to the Board of Directors.

Sincerely,

Signed "John A. Versfelt"

John A. Versfelt

President and
Chief Executive Officer

Signed "Calvin Lucyshyn"

Calvin Lucyshyn

Controller / Chief Financial Officer

CABO MINING ENTERPRISES CORP.
CONSOLIDATED BALANCE SHEETS

	Sept 30 2005	June 30 2005
ASSETS		
Current		
Cash (Note 3)	$ 1,207,207	$ 1,972,985
Marketable securities	52,228	52,228
Accounts receivable	5,730,524	5,011,796
Prepaid expenses	201,107	257,529
Work-in-progress	356,458	724,993
Inventories	2,769,023	2,784,467
	10,316,547	10,803,998
Capital Assets (Note 4)	7,304,885	7,407,911
Resource Properties (Note 5)	4,916,567	4,710,237
Goodwill	86,602	86,602
	$ 22,624,601	$ 23,008,748
LIABILITIES		
Current		
Demand loan (Note 6)	$ 164,200	189,868
Accounts payable and accrued liabilities	4,500,738	4,652,781
Unearned revenue	466,400	701,400
Income tax payable	104,983	38,128
Current portion of long-term debt (Note 7)	310,195	323,814
Current portion of obligations under capital lease (Note 8)	194,024	194,024
	5,740,540	6,100,015
Future income taxes	633,276	648,515
Long Term Debt (Note 7)	599,573	699,564
Obligations Under Capital Lease (Note 8)	302,576	329,769
	7,275,965	7,777,863
SHAREHOLDERS' EQUITY		
Share Capital (Note 9)	25,748,657	25,747,451
Contributed Surplus (Note 9)	1,439,760	1,439,760
Deficit	(11,839,781)	(11,956,326)
	15,348,636	15,230,885
	$ 22,624,601	$ 23,008,748

Approved by the Board

John A. Versfelt, **Director**

Tom Oliver, **Director**

Unaudited - Prepared by Management

CABO MINING ENTERPRISES CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE QUARTERS ENDED SEPTEMBER 30

	2005	2004
TOTAL REVENUE	$ 8,818,999	$ 5,291,193
DIRECT COSTS	7,316,798	4,345,549
GROSS PROFIT	1,502,201	945,644
Expenses		
General and administrative	1,067,234	567,957
Amortization	277,858	70,380
Interest income	(5,235)	(26,182)
Interest, long term	23,436	270
(Gain) on disposition of capital asset	(43,000)	-
Other expense (income)	13,747	(46,243)
	1,334,040	566,182
Earnings before income tax expense	168,161	379,462
Current tax expense	(66,855)	(23,000)
Future income tax recovery	15,239	-
Net earnings for the quarter	116,545	356,462
Deficit, beginning of the year	(11,956,326)	(11,203,997)
Deficit, end of the quarter	$ (11,839,781)	$ (10,847,535)

EARNINGS PER SHARE

	2005	2004
Basic and diluted	$ 0.004	$ 0.013
Weighted average number of outstanding common shares	30,813,822	26,706,313

Unaudited - Prepared by Management

CABO MINING ENTERPRISES CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE QUARTERS ENDED SEPTEMBER 30

	2005	2004
Cash Flows (used in) from Operating Activities		
Net Income for the period	$ 116,545	$ 356,462
Items not involving cash		
Gain on disposition of capital asset	(43,000)	-
Amortization	277,858	70,380
Future income tax	(15,239)	-
	336,164	426,842
Changes in non-cash working capital items:	(598,513)	(877,903)
	(262,349)	(451,061)
Cash Flows (used in) from Investing Activities		
Mineral properties expenditures	(206,330)	(381,728)
Capital assets purchased	(174,832)	(203,120)
Invested in Short Term Investments	-	(4,150,000)
	(381,162)	(4,734,848)
Cash Flows (used in) from Financing Activities		
Proceeds from sale of capital asset	43,000	-
Issuance of shares for cash	1,206	2,199
Exercise of Warrants	-	39,600
Repayment of long term liabilities	(113,610)	(1,080,714)
Repayment of obligation under capital lease	(27,193)	(4,909)
Additional obligation under capital lease	-	35,000
	(96,597)	(1,008,824)
Decrease in Cash during the period	(740,108)	(6,194,733)
Cash, beginning of the period	1,783,115	6,905,923
Cash, end of the period	$ 1,043,007	$ 711,190
Cash is comprised of:		
Cash	$ 1,207,207	$ 711,190
Demand loans	(164,200)	-
	$ 1,043,007	$ 711,190

Unaudited - Prepared by Management

CABO MINING ENTERPRISES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
PERIODS ENDED SEPTEMBER 30, 2005 AND JUNE 30, 2005

1. NATURE OF OPERATIONS

Cabo Mining Enterprises Corp. ("Cabo", the "Company") is a Canadian company incorporated under the Yukon Business Corporations Act, which provides contract diamond drilling services to companies involved in mining and mineral exploration and also explores its own resource properties.

Effective July, 1 2004, Cabo began providing contract drilling services which include surface and underground coring, directional, geotechnical and geoenvironmental drilling. These operations are performed by the following subsidiaries; Heath and Sherwood Drilling (1986), Inc., the Petro Drilling group, the Stratacan group, the Advanced Drilling group and Les Forages de Montreal (1988) Inc. (Montreal Drilling Inc.)

Cabo explores its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown as resource properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and the ability of the Company to attain profitable production or receive proceeds from the disposition thereof.

2. ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from their date of acquisition. All material inter-company transactions and balances have been eliminated.

b) Marketable Securities

Marketable securities, comprising of shares listed on a recognized stock exchange, are recorded at the lower of cost and market value.

c) Work-in-Progress

The company incurs expenditures for contracts before drilling has commenced. These expenditures are considered as work in progress and are recorded at cost.

d) Inventories

The Company maintains an inventory of operating supplies, drill rods and drill bits. Inventories are valued at the lower of cost and replacement cost. The value of used inventory is considered minimal except for the drill rods, which if considered usable, are valued at a percentage of cost based on management's estimate of usage.

e) Investments

Long-term investments are recorded at cost, unless there is a permanent diminution in the value of the investment, at which time the investment is written down.

f) Capital Assets and Amortization

Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the straight-line method at the following rates:

	Amortization Rate
Buildings	5%
Computer & office equipment	30%
Software	20%
Vehicle & equipment	20%
Drilling & field equipment	15%

Amortization on additions during the year is recorded at 50% of the above annual rates. Costs incurred to repair or maintain capital assets are expensed as incurred.

g) Resource Properties

The Company records its interest in resource properties at cost. Exploration and development expenditures relating to mineral properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

The amounts shown for resource properties and deferred exploration costs ($4,916,567) represent costs to date and do not necessarily reflect present or future value. Option payments received are recorded as a reduction of the carrying value of the related resource properties and deferred exploration expenditures , with the excess, if any, included in earnings.

h) Goodwill

Goodwill represents the excess at the date of acquisition of the cost over the fair market value of the net amounts assigned to individual assets and liabilities assumed. Goodwill is assessed at least annually for impairment.

i) Financial Instruments

The carrying value of financial instruments unless otherwise disclosed separately in the financial statements, approximates their fair values. These financial instruments include cash, marketable securities, accounts receivable, accounts payable, income tax payable, demand loans and long term debt. The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

j) Asset Retirement Obligations

Asset retirement obligations are recognized when a legal obligation arises. This liability is recognized at the fair value of the asset retirement obligation. When the liability is initially recorded, the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets. Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.

k) Asset Impairment

Long term assets are recorded at cost, unless a permanent diminution in value has been determined, at which time they are written down to estimated recoverable value.

l) Revenue Recognition

Revenues from drilling contracts are recognized on the basis of actual metres/footage drilled for each contract. Revenues from ancillary services are recorded when the services are rendered. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Revenues from contract prepayments and amounts billed for mobilization and de-mobilization are deferred to unearned revenue, and the related costs are deferred in work-in-progress.

m) Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management estimates as additional information becomes available in the future.

n) Non-monetary Transactions

Shares of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the date of the agreement or completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transactions. In such circumstances the value of the shares is determined based on the estimated fair value of the consideration received.

o) Foreign Currency Translation

Transactions in foreign currencies are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date,
- non-monetary assets and liabilities at historic rates,
- income and expenses at the average rate in effect during the year; and
- exchange gains or losses are recorded in the consolidated statement of operations and deficit.

p) **Income Taxes**

Income taxes are calculated using the asset and liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that future income tax benefits are not likely to be realized.

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The Company has adopted EIC 146 - "Flow Through Shares" requiring that share capital be reduced and future income tax liability be increased by the estimated tax benefit renounced , when the expenditures are renounced .

Tax benefits of any available future tax assets may be recognized to the extent of future income tax liabilities resulting from flow-through share renouncements.

q) **Earnings (Loss) Per Share**

Basic earnings (loss) per share has been calculated using the weighted average number of shares outstanding during the year. Since the Company has losses, the exercise of outstanding options and warrants has not been included in this calculation, as it would be anti-dilutive.

r) **Stock-based Compensation**

In accordance with the CICA Handbook - Section 3870, the Company accounts for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Under this method, compensation costs attributable to share options granted to employees, directors and non-employees are measured at fair value at the grant date, and expensed immediately with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

3. CASH

Included in the cash balance is restricted cash of $63,625 held in a lawyers trust account pending the claim of former consultant. (See Note: 11)

CABO MINING ENTERPRISES CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
PERIODS ENDED SEPTEMBER 30, 2005 AND JUNE 30, 2005

4. CAPITAL ASSETS

	September 30, 2005			June 30, 2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Land	$ 168,630	$ -	$ 168,630	$ 155,946	$ -	$ 155,946
Buildings	769,061	26,485	742,576	748,667	19,984	728,683
Computer & Office Equipment	272,963	88,224	184,739	270,867	71,067	199,800
Software	324,303	48,643	275,660	324,303	32,428	291,875
Vehicle & equipment	411,755	83,824	327,931	400,774	65,981	334,793
Drilling & Field Equipment	6,154,038	633,469	5,520,569	6,025,361	416,335	5,609,026
Assets under Capital Lease	99,627	14,847	84,780	99,627	11,839	87,788
	$ 8,200,377	$ 895,492	$ 7,304,885	$ 8,025,545	$ 617,634	$ 7,407,911

5. RESOURCE PROPERTIES

	Acquisition Costs		Deferred Exploration		Total	Total
	Sept 30 2005	June 30 2005	Sept 30 2005	June 30 2005	Sept 30 2005	June 30 2005
Cobalt	$ 2,736,466	$ 2,708,787	$ 1,620,826	$ 1,541,044	$4,357,292	$ 4,249,831
Electrum Lake	66,530	66,530	189,102	135,940	255,632	202,470
Loney & Skead	68,179	60,100	60,742	49,298	128,921	109,398
Hope Lake	27,750	27,750	146,972	120,788	174,722	148,538
	$ 2,898,925	$ 2,863,167	$ 2,017,642	$ 1,847,070	$4,916,567	$ 4,710,237

Exploration Expenditures	Sept 30 2005	June 30 2005
Accommodation and travel	$ 7,804	$ 105,319
Annual rental fees	-	7,235
Assays and sample preparation	6,740	40,970
Drilling	28,095	355,866
Project management and geologists	127,933	329,257
Reports and maps	-	10,978
Rental and storage	-	13,139
Equipment	-	39,642
	170,572	902,406
Deferred Exploration, beginning of the year	1,847,070	944,664
Deferred Exploration, end of the period	$2,017,642	$ 1,847,070

5. RESOURCE PROPERTIES (continued)

Mineral property interests and property expenditures are as follows:

a) Cobalt Properties - Cobalt, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Acquisition Agreement") dated December 30, 1998, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario (the "Cobalt Property") by paying a total of $300,000 (paid) and issuing up to 400,000 common shares (issued).

Effective December 30, 1998, the Company assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments totaling $5,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000. The balance of the property is subject to a 5% net smelter royalty ('NSR"), reducible to 1% by making payments totaling $3,500,000.

On June 14, 2002, the Company exercised its rights of refusal, under an agreement dated February 11, 2002, whereby the Company was granted an exclusive option to purchase a 100% interest in a number of claims contiguous to the Cobalt property by issuing up to 87,000 common shares (issued).

On July 9, 2004, the Company entered into a buy-out agreement, subject to a one percent (1%) NSR reserved for Prairie C, to purchase all of Prairie C's remaining interest in the original Cobalt Property (including all of the additional claims included therein by various amendments) and sixteen (16) claims under the Prairie C Option Agreement.

The buy-out agreement replaces all the Company's existing option agreements with Prairie C, thus eliminating cumulative option payments totaling $216,000, a $50,000 lump sum payment presently due and a $75,000 lump sum payment due April 1, 2007, as well as subsequent option payments. The consideration of 410,000 shares have been issued.

The Company has also staked a number of additional claims in the Cobalt Property area.

	Sept 30 2005	June 30 2005
Consideration paid to date	**$ 2,736,466**	$ 2,708,787

5. RESOURCE PROPERTIES (continued)

b) Electrum Lake Property - Kenora, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Electrum Agreement") dated October 28, 2003, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Kenora Mining Division, in the province of Ontario, near Electrum Lake (the "Electrum Lake Property") by paying a total of $30,000 ($15,000 paid) and issuing up to 100,000 common shares (70,000 issued). The remaining payments and issuance of common shares related to the Electrum Lake property are as follows:

- payment of $15,000 and issuance of 30,000 common shares on or before October 28, 2005.

Under the terms of the Electrum Agreement, the Company must also incur expenditures totaling $200,000 for exploration or development work on the property, subject to the following:

- $35,000 of expenditures on or before October 28, 2004 (incurred);
- A further $50,000 of expenditures on or before October 28, 2005 (incurred); and
- A further $115,000 of expenditures on or before October 28, 2006. ($104,102 incurred).

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $500,000.

	Sept 30 2005	June 30 2005
Consideration paid to date	**$ 66,530**	$ 66,530

c) Sudbury Ontario, Properties

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Loney Agreement") dated May 4, 2004, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Sudbury Mining Division, in the province of Ontario, near Sudbury (the "Loney Property") by paying a total of $10,010 ($8,510 paid) and issuing up to 41,000 common shares (28,155 issued). The remaining payments and issuance of common shares related to the Loney property are as follows:

- payment of $3,000 and issuance of 21,000 common shares on or before June 30, 2006.

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $1,000,000.

5. RESOURCE PROPERTIES (continued)

c) Sudbury, Ontario Properties (continued)

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Skead Agreement") dated January 12, 2004, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims located in the Sudbury Mining Division, in the province of Ontario, near Sudbury (the "Skead Property") by paying a total of $8,000 ($4,500 paid) and issuing up to 60,000 common shares (40,000 issued). The remaining payments and issuance of common shares related to the Skead property are as follows:

- payment of $3,500 and issuance of 20,000 common shares on or before January 12, 2006.

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $1,000,000. In the event commercial production has not commenced by January 12, 2007, annual royalty payments of $5,000 will be payable until commercial production commences.

	Sept 30 2005	June 30 2005
Consideration paid to date	**$ 68,179**	$ 60,100

d) Hope Lake Property - Kenora, Ontario

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (the "Hope Agreement") dated June 4, 2004, the Company was granted an exclusive option to purchase 100% interest in certain mineral claims situated in the Kenora Mining Division, in the province of Ontario, near Kenora (the "Hope Lake Property") by paying a total of $22,000 ($12,000 paid) and issuing up to 30,000 common shares (20,000 issued). The remaining payments and issuance of common shares related to the Hope Lake property are as follows:

- payment of $7,000 (paid) and issuance of 10,000 common shares on or before June 4, 2005 (issued)
- payment of $10,000 and issuance of 10,000 common shares on or before June 4, 2006.

Under the terms of the Hope Agreement, the Company must also incur expenses totaling $285,000 for exploration or development work on the property, subject to the following:

- $45,000 of expenditures on or before June 4, 2005 (incurred);
- A further $90,000 of expenditures on or before June 4, 2006 (incurred); and
- A further $150,000 of expenditures on or before June 4, 2007.

These claims are subject to a 2% net smelter return royalty ("NSR") after all land holding, operating and capital costs have been recovered. This NSR royalty may be reduced to 1% by a payment of $500,000.

	Sept 30 2005	June 30 2005
Consideration paid to date	**$ 27,750**	$ 27,750

6. DEMAND LOAN FACILITIES

	Sept 30 2005	June 30 2005
The Company has two available credit facilities.		
Demand loan facility of $200,000 bearing interest at prime plus 2.75% secured by accounts receivable and inventories of a subsidiary and guaranteed by the Company.	$ 164,200	$ 171,030
Demand loan facility of $250,000 bearing interest at prime plus 1.5% secured by accounts receivable, inventory and equipment of a subsidiary company.	-	18,838
	$ 164,200	$ 189,868

7. LONG TERM DEBT

	Sept 30 2005	June 30 2005
Term loans bearing interest at blended rates ranging from prime plus 0.75% to prime plus 2.00%, payable in monthly installments ranging from $835 to $4,450 secured by a general security agreement over all the assets of a subsidiary company, maturing from 2007 to 2011.	$ 444,190	$ 468,400
Term loans bearing interest at rates ranging from 0% to 9.75%, payable in monthly installments ranging from $752 to $6,056 secured by certain equipment, maturing from 2006 to 2008.	465,578	554,978
	909,768	1,023,378
Current portion	310,195	323,814
	$ 599,573	$ 699,564

The required annual principal repayments on long term debt are as follows:

2006	$ 310,195
2007	269,183
2008	156,295
2009	76,740
2010	67,555
Thereafter	29,800
	$ 909,768

8. CAPITAL LEASE OBLIGATION

	Sept 30 2005	June 30 2005
Capital leases, bearing interest at rates ranging from 3.84% to 16.24%, payable in monthly installments ranging from $99 to $6,197, secured by certain equipment maturing, from 2006 to 2010	$ 496,600	$ 523,793
Current Portion	194,024	194,024
	$ 302,576	$ 329,769

The required future lease payments are as follows:

2006	$ 220,983
2007	206,570
2008	140,734
2009	24,417
2010	5,767
	598,471
Less imputed interest	101,871
Principle payments	$ 496,600

9. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value

b) Issued

	Quarter to September 30, 2005		Year ended June 30, 2005	
	SHARES	**AMOUNT**	SHARES	AMOUNT
Balance, beginning of the year	**30,800,301**	**$ 25,747,451**	26,353,625	$ 22,493,050
For Property	**16,155**	**8,078**	557,343	450,020
Private placements	-	-	1,250,000	1,000,000
Exercise of warrants	-	-	110,000	66,000
For acquisitions	-	-	2,529,333	2,216,600
Flow through benefit renounced	-	-	-	(367,000)
Share issue costs	-	**(6,872)**	-	(111,219)
Contributed surplus on exercised options	-	-	-	-
Balance, end of period	**30,816,456**	**$ 25,748,657**	30,800,301	$ 25,747,451

c) **Outstanding Options**

As at September 30, 2005, the following stock options were outstanding:

Number	Exercise Price	Expiry Date
598,000	$0.75	June 17, 2007
1,075,000	0.80	October 18,2007
200,000	0.80	October 18,2009
385,000	0.80	May 18, 2008
2,258,000		

On May 12, 2005, the Company repriced 1,479,000 stock options previously granted to its employees, directors, officers and consultants in July and October, 2004 at a stock price of $0.92 to an exercise price of $0.80 per share.

9. **SHARE CAPITAL (Continued)**

A summary of the changes in stock options for year ended June 30, 2005 and 2004 and quarter to September 30, 2005 is presented below:

	Number of Shares	Price	Expiry
Balance June 30, 2003	794,000	$ 0.75	June 17, 2007
Options Expired or cancelled	(10,000)	-	June 17, 2007
Options Excercised	(186,000)	0.75	June 17, 2007
Balance, July 1, 2004	598,000	0.75	June 17, 2007
Options granted	1,249,000	0.80	October 18, 2007
Options expired or cancelled	(174,000)	0.80	October 18, 2007
Options granted	200,000	0.80	October 18, 2009
Options granted	385,000	0.80	May 18, 2008
Balance, June 30, 2005	2,258,000		
Balance, September 30, 2005	2,258,000		

d) **Share Purchase Warrants**

As at September 30, 2005, share purchase warrants were outstanding to purchase 5,932,156 common shares as follows:

Expiry Date	Number of Shares	Exercise Price
October 18, 2005	125,000	$0.80
January 19, 2006	1,136,800	0.40
April 6, 2006	1,772,650	1.25
April 16, 2006	2,897,706	1.25
Total	5,932,156	

9. SHARE CAPITAL (Continued)

e) Contributed Surplus

	2006	2005
Balance, beginning of period	$ 1,439,760	$ 422,565
Compensation attributed to stock options granted during the year	-	1,017,195
Balance, end of period	$ 1,439,760	$ 1,439,760

The weighted average fair value of the 1,834,000 options granted during the year to June 30, 2005 was estimated on the grant dates using the Black-Scholes option pricing model with the following assumptions:

Dividend Rate	0%
Risk-free rate	3.5%
Expected life (years)	1.5
Expected volatility	101%

The weighted average fair value per share granted was $0.61. Compensation expense of $1,017,195 was charged to the income statement during the year ended June 30, 2005 and credited to contributed surplus in the balance sheet.

10. RELATED PARTY TRANSACTIONS

	First Quarter 2006	Year Ending June 30, 2005
Deferred exploration and staking activities charged by a company controlled by an officer	$ 55,598	$ 281,204
Management, para-legal, office administration and rent, accounting, and secretarial services charged by a company controlled by a director	57,892	219,689
Service contracted from a company with a common director	-	20,000
Management and financial consulting activities charged by a company controlled by a former officer	-	56,250
A company owned by non-controlling shareholders including a director provided drilling labour and other related services	157,345	217,506
Management, legal and regulatory services billed by a company controlled by an officer	-	40,850

11. CONTINGENCIES

A claim of $63,625 has been made against the company for fees not paid to a former consultant. Management is of the view that the claim is without merit. No accrual has been recorded for this amount.

12. SEGMENTED INFORMATION

The Company has three reportable business segments; drilling, corporate and resource properties. Resource properties are disclosed separately in Note 5. The Company operates in one geographic segment. Drilling and corporate segments by quarter are as follows:

Drilling	2006	2005
Revenues	$ 8,818,999	$ 5,291,193
Direct Costs	7,316,798	4,345,549
Gross profit	1,502,201	945,644
General & Administration	784,323	372,838
Amortization	254,235	68,314
Interest Expense	13,607	272
Gain on Disposal Capital Asset	(43,000)	-
Other Expense (Income)	13,746	(46,262)
Drilling earnings before income taxes	$ 479,290	$ 550,482

Corporate		
General & Administration	$ 282,911	$ 195,137
Amortization	23,623	2,066
Interest Income	(5,235)	(26,182)
Interest Expense	9,829	-
Corporate Loss before income taxes	$ 311,128	$ 171,021

CABO MINING ENTERPRISES CORP.

3rd Floor, 120 Lonsdale Avenue
North Vancouver, B.C., V7M 2E8
Tel: (604) 984-8894 Fax: (604) 983-8056
E-mail: cabo@cabo.ca

INFORMATION CIRCULAR

As at November 9, 2005 unless otherwise noted

FOR THE ANNUAL GENERAL OF THE SHAREHOLDERS TO BE HELD DECEMBER 15, 2005

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Cabo Mining Enterprises Corp. (the "Company") for use at the Annual General (the "Meeting") of the Shareholders of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse Shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals, authorization to execute the Instrument of Proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are Directors or Officers of the Company. **A Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy. To exercise this right, a Shareholder shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his/her nominee in the blank space provided, or complete another Instrument of Proxy. The completed Instrument of Proxy should be deposited with the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.**

The Instrument of Proxy must be dated and be signed by the Shareholder or by his/her Attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF COMPANY'S SHARES

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their common shares in their own name ("Beneficial Owners") are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting. Most Shareholders are "non-registered" Shareholders because their common shares are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which the Shareholder either purchased the shares or to which the Shareholder deposited their shares.

More particularly, a person is not a Registered Shareholder in respect of shares which are held on behalf of that person (the "Beneficial Owner") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Owner deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS") and in the United States, The Depository Trust Company ("CEDE & Co")) of which the Intermediary is a participant.

Beneficial Owners who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBO's". Those Beneficial Owners who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBO's".

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and the proxy (collectively, the "Meeting Materials") directly to the NOBO's and indirectly through Intermediaries to the OBO's. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to Beneficial Owners, who have not waived the right to receive Meeting Materials, are accompanied by a request for voting instructions (a "VIF"). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a Beneficial Owner is able to instruct the Registered Shareholder how to vote on behalf of the Non-Registered Shareholder. VIF's whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Beneficial Owners to direct the voting of the Shares which they beneficially own. **A Beneficial Owner receiving a VIF cannot use that form to vote common shares directly at the Meeting - Beneficial Owners should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.** Should a Beneficial Owner who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Owner may request a legal proxy as set forth in the VIF, which will grant the Beneficial Owner or their nominee the right to attend and vote at the Meeting.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

The enclosed Instrument of Proxy does not confer authority to vote for the election of any person as a Director of the Company other than for those persons named in this Information Circular. At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year dated June 30, 2005 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the Shareholders at the Meeting. The Financial Statements, together with the Auditors' Report thereon, are being mailed to the Shareholders with this Information Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At November 9, 2005, the Company has 30,846,456 common shares without par value issued and outstanding. All common shares in the capital of the Company are of the same class and each carries the right to one vote. The quorum for a meeting of Registered Shareholders is two persons present in person or by proxy holding not less than 5% of the issued shares of the Company.

November 9, 2005 has been determined as the record date as of which Registered Shareholders are entitled to receive notice of and attend and vote at the Meeting. Registered Shareholders desiring to be represented by Proxy at the Meeting must deposit their Proxies at the place and within the time set forth in the Notes to the Proxy in order to entitle the person duly appointed by the Proxy to attend and vote thereat.

To the knowledge of the Directors and Executive Officers of the Company, as at November 9, 2005, two (2) Shareholders beneficially own or control, directly or indirectly, equity shares carrying more than 10% of the voting rights attached to the common shares of the Company.

Shareholder	Number of Voting Securities	Percentage Of Issued
CDS & Co.	20,562,939(1)	66.66%
CEDE & CO	4,806,879(1)	15.58%

Notes:
(1) CDS & Co. and CEDE & CO are depository services. The beneficial holders of these shares are not known to the Company.

The above information was provided by the Company's Registrar and Transfer Agent.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the Directors or Senior Officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or Senior Officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting (other than the election of directors).

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set out elsewhere in this Information Circular, no insider, no proposed nominee for election as a Director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which in either case, has materially affected or will materially affect the Company.

STATEMENT OF EXECUTIVE COMPENSATION

A. Executive Officers of the Company

The following table contains information about the compensation paid to, or earned by, those who were, at June 30, 2005, the Company's chief executive officer, the chief financial officer (or an individual who acted in a similar capacity) and the three other most highly compensated executive officers (except those whose total salary and bonus does not exceed $150,000) or individuals who were, prior to June 30, 2005, executive officers of the Company during the most recently completed financial year (the "Named Executive Officers"). The Company had two Named Executive Officers, namely John A. Versfelt and Seymour M. Sears, as at June 30, 2005.

Summary Compensation Table

NEO Name & Principal Position	Annual Compensation: Fiscal Year Ended June 30	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Long Term Compensation – Awards: Common Shares Under Options /SARs Granted (#)	Long Term Compensation – Awards: Restricted Shares or Restricted Share Units ($)	Long Term Compensation – Payouts: LTIP Payouts ($)	All Other Compensation ($)
John A. Versfelt [(1)] President & CEO	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	219,689 293,490 207,938
Corry Silbernagel Vice-President, Finance & Corporate Development	2005 2004 2003	56,250 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Notes:

(1) The Company retains American Resource Management Consultants Inc. to provide accounting, paralegal, secretarial, general management and administrative services. For the year ended June 30, 2005, American Resource Management Consultants Inc. invoiced the Company $219,689 ($293,490 in 2004, $207,938 in 2003) for its services and costs. John A. Versfelt, the President and Chief Executive Officer and a director of the Company, controls American Resource Management Consultants Inc.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of the Company or an affiliate or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". During the fiscal year ended June 30, 2005, the Company did not make any LTIP awards to its Named Executive Officers nor did the Company have a pension plan for its Directors, Senior Officers or Employees.

Options and Stock Appreciation Rights

Stock appreciation rights ("SARs") means a right granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SARs were granted to the Named Executive Officers or Directors during the fiscal year ended June 30, 2005.

Aggregated Option /SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/Unexercisable
John A. Versfelt	Nil	Nil	287,500	Nil
Seymour M. Sears	Nil	Nil	200,000	Nil

B. <u>Directors of the Company</u>

Directors receive a remuneration of $500 per month plus $500 for full day attendance at Directors or committee meetings and $250 per half day meetings.

C. <u>Options to Purchase Securities</u>

During the financial year ended June 30, 2005, stock options were granted to Directors and Officers of the Company.

Option and SAR Repricing

On May 12, 2005, the company repriced 1,479,000 stock options previously granted to its employees, directors, officers and consultants in July and October, 2004 at a stock price of $0.92 to an exercise price of $0.80 per share. The Company also

granted addition incentive stock options to new employees and officers to purchase 250,000 common shares of the Company at $0.80 per share.

NEO Name (a)	Date of Repricing (b)	Securities Under Options/SARs Repriced or Amended (#) (c)	Market Price of Securities at Time of Repricing or Amendment ($/Security) (d)	Exercise Price at Time of Repricing or Amendment ($/Security) (e)	New Exercise Price ($/Security) (f)	Length of Original Option Term Remaining at Date of Repricing or Amendment (g)
John Versfelt	May 12/05	1,987,500	$0.59	$0.92	$0.80	June 17, 2007
Seymour Sears	May 12/05	1,000,000	$0.59	$0.92	$0.80	June 17, 2007

MANAGEMENT CONTRACTS

The Company has in place an administrative management services agreement with American Resource Management Consultants Inc. to provide accounting, paralegal, secretarial, general management and administrative services. American Resource Management Consultants Inc. is controlled by John A. Versfelt, President and Chief Executive Officer of the Company. In the year ended June 30, 2005, American Resource Management Consultants Inc. invoiced the Company $219,689 for these services.

Except for the foregoing, management functions of the Company are generally performed by directors and senior officers of the Company and not, to any substantial degree, by any other person to whom the Company has contracted.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Other than routine indebtedness, no Director, Executive Officer or Senior Officer of the Company, or any proposed nominee for election as a Director of the Company, or any associate or affiliate of any such Director, Executive Officer or Senior Officer or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

See "Statement of Executive Compensation" for particulars of arrangements under which management functions of the Company are performed.

AUDIT COMMITTEE

Pursuant to the provisions of Section 193 of the *Business Corporations Act* (Yukon), the Company is required to have an Audit Committee comprised of at least three directors, the majority of which must not be officers or employees of the Company or any of its affiliates.

The Company must also, pursuant to the provisions of Multilateral Instrument 52-110 *Audit Committees* ("MI 52-110"), which came into force on March 30, 2004, have a written charter which sets out the duties and responsibilities of its audit committee. In providing the following disclosure, the Company is relying on the exemption provided under MI 52-110, which allows for the short form disclosure of the audit committee procedures of venture issuers.

Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and Shareholders, the Company's systems of internal controls regarding finance and accounting, and the Company's auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities is to act as a liaison between the Board and the Company's independent auditors (the "Auditors") and to assist the Board in fulfilling its oversight responsibilities with respect to:

- the quarterly and annual financial statements and other financial information provided by the Company to its Shareholders, the public and others;
- the Company's compliance with legal and regulatory requirements;
- the qualification, independence and performance of the Auditors; and
- the Company's risk management and internal financial and accounting controls and management information systems.

Composition
The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would reasonably interfere with the exercise of his or her independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual Shareholders' meeting.

Meetings
The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly with management and the Company's financial and accounting officer(s) and at least twice per year with the Auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.

Authority and Responsibilities
The Board, after consideration of the recommendation of the Committee, shall nominate the Auditors for appointment by the Shareholders of the Company in accordance with applicable law. The Auditors report directly to the Audit Committee. The Auditors are ultimately accountable to the Committee and the Board as representatives of the Shareholders.

The Committee shall have the following responsibilities:

Auditors

- Recommend to the Board the independent auditors to be nominated for appointment as Auditors of the Company, changes to Auditors, review the Auditor's audit plan and discuss the Auditor's scope, staffing, materiality, general audit approach, compensation and review on an annual basis the performance of the Auditors, including the lead audit partner, and consider the tenure of the lead audit partner on the engagement in light of applicable securities law, stock exchange or applicable regulatory requirements.
- Take reasonable steps to confirm the independence of the Auditors, which includes reviewing all reports required to be submitted by the Auditors to the Committee under applicable securities laws, stock exchange or other regulatory requirements.
- Review and approve any disclosures required to be included in periodic reports under applicable securities law, stock exchange and other regulatory requirements.
- Pre-approve all non-audit services to be provided by the issuer or its subsidiary entities by the issuer's external auditor.
- Confirm with the Auditors and receive written confirmation at least once per year as to (i) the Auditor's internal processes and quality control procedures; and (ii) disclosure of any material issues raised by the most recent internal quality control review, or professional enquiries, reviews or investigations of the Auditors within the last five years.

Financial Statements and Financial Information

- Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Company's interim and annual audited financial statements, including disclosures made in management's discussion and analysis, prior to filing or distribution of such statements and recommend to the Board, if appropriate, that the Company's audited financial statements, MD&A and annual interim earnings press releases before the issuer publicly disclose this information.
- Be satisfied that adequate procedures are in place for the review of the Company's disclosure of financial information and information extracted or derived from the Company's financial statements and periodically assess the adequacy of these procedures.
- Discuss with the Auditor the matters required to be discussed by applicable auditing standards requirements relating to the conduct of the audit including:
  - the adoption of, or changes to, the Company's significant auditing and accounting principles and practices;
  - the management letter provided by the Auditor and the Company's response to that letter; and
  - 3. any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, or personnel and any significant disagreements with management.

- Discuss with management and the Auditors major issues regarding accounting principles used in the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles.

Ongoing Reviews and Discussions with Management and Others

- Periodically review separately with each of management, the financial and accounting officer(s) and the Auditors; (a) any significant disagreement between management and the Auditors in connection with the preparation of the financial statements, (b) any difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information and (c) management's response to each.
- At least annually discuss with the Auditors, without management being present, (a) their judgments about the quality and appropriateness of the Company's accounting principles and financial disclosure practices as applied in its financial reporting and (b) the completeness and accuracy of the Company's financial statements.
- Review and discuss with management, the Auditors and the Company's counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on the Company's financial statements, including applicable changes in accounting standards or rules, or compliance with applicable laws and regulations, inquiries received from regulators or government agencies and any pending material litigation such as submission of statutory remittances to government and regulatory agencies etc.
- Enquire of the Company's financial and accounting officer(s) and the Auditors on any material matters which should be brought to the attention of the Committee concerning accounting, financial and operating practices and controls and accounting practices of the Company.
- Review and discuss with management any earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as any financial information and earnings guidance provided to analysts and rating agencies. Such discussions may be done generally (i.e. discussion of the types of information to be disclosed and the types of presentations made).
- Review and discuss with management any material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.
- Obtain explanations from management of all significant variances between comparative reporting periods.

Risk Management and Internal Controls

- Review the scope and plan of the work to be done by the Company's financial and accounting group and the responsibilities, budget and staffing needs of such group.
- Ensure that management has designed and implemented effective systems of risk management and internal controls and, at least annually, review the effectiveness of the implementation of such systems.
- In consultation with the Auditors and management, review the adequacy of the Company's internal control structure, procedures, and operating designed to ensure compliance with laws and regulations, and discuss the responsibilities, budget and staffing needs of the Company's financial and accounting group.
- Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
- Review the internal control reports prepared by management, including management's assessment of the effectiveness of the Company's internal control structure and procedures for financial reporting and (ii) the Auditors' attestation, and report, on the assessment made by management.
- Review and approves the issuer's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the issuer.
- Review and approve (a) any change or waiver in the Company's code of conduct and ethics applicable to financial officers and (b) any disclosures made under applicable securities law, stock exchange or other regulatory requirements regarding such change or waiver.

Other Responsibilities

- Review and approve related-party transactions if required under applicable securities law, stock exchange or other regulatory requirements.
- Review and approves the issuer's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the issuer.
- Review and approve (a) any change or waiver in the Company's code of conduct and ethics applicable to financial officers and (b) any disclosures made under applicable securities law, stock exchange or other regulatory requirements regardihg such change or waiver.
- Review and reassess the duties and responsibilities set out in the Charter and the accompanied work plan annually and recommend to the Corporate Governance and Compensation Committee and to the Board any changes deemed appropriate by the Committee.
- Review its own performance annually, seeking input from management and the Board.

- Review cash management and investments in respect to the Company policies and procedures. Review such Company policies and procedures annually.

Reporting

The Committee shall report regularly to the Board and shall submit the minutes of all meetings of the Audit Committee to the Board (which minutes shall ordinarily be included in the papers for the next full board meeting after the relevant meeting of the Committee). The Committee shall also report to the Board on the proceedings and deliberations of the Committee at such times and in such manner as the Board may require. The Committee shall review with the full Board any issues that have arisen with respect to quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance or independence of the Auditors or the performance of the Company's financial and accounting group.

Authority

The Committee has the authority:

- to engage independent counsel and other advisors as it determines necessary to carry out its duties.
- to set and pay the compensation for any advisors employed by the audit committee, and

Composition of the Audit Committee

The following are the members of the Committee:

John A.Versfelt	Not Independent	Financially literate
Robert G. Lundgren	Independent	Financially literate
Thomas G. Oliver	Independent	Financially literate

STATEMENT OF CORPORATE GOVERNANCE PRACTICIES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the Shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company. The Board is committed to sound corporate governance practices, which are both in the interest of its Shareholders and contribute to effective and efficient decision making. The Board is of the view that the Company's general approach to corporate governance, summarized below, is appropriate and substantially consistent with objectives reflected in the guidelines for improved corporate governance in Canada adopted by The Toronto Stock Exchange (the "Exchange Guidelines").

Purposes

The purpose of the Governance & Compensation Committee of the Company ("the Committee") is to assist the Board in fulfilling its role as directors of the Corporation and provide a focus on governance and compensation that will enhance Cabo's performance. The Committee will:

- Assess and make recommendations to the Board regarding Board and Committee effectiveness,
- Assist the Board in fulfilling its obligations relating to CEO, senior management, executive management and Board of Directors compensation matters,
- Assist the Board in assessing its direction relating to Regulatory Compliance of Corporate Governance Practices, and
- Proposing new nominees for the Board and Committees annually for appointment and orienting new directors.

Composition and Operations

- The Committee shall be composed of not fewer than three directors, the majority of which shall be independent.
- A quorum shall be a simple majority.
- The Committee shall operate in a manner that is consistent with the Committee Guidelines of the Board Manual.
- The Committee shall meet at least four times each year, separate from Board meetings.

Duties and Responsibilities - Governance

Subject to the powers and duties of the Board, the Committee has the responsibility to:

- Review annually, for Board approval, Board level policies and procedures by which the Board will operate including the Board Manual, terms of reference for the Board, the Board Chair, a Director and Committees.
- Review and reassess the adequacy of the Company's corporate governance policies, practices and procedures, prepare any report as may be required under applicable securities law, stock exchange and any other regulatory requirements annually and recommend to the Board any changes deemed appropriate by the Committee.
- Review any proposed changes to the Company's constating documents as such documents relate to corporate governance matters.

- Recommend to the Board any reports on governance and human resources that may be required or considered advisable.
- At the request of the Board Chair or the Board, undertake such other corporate governance initiatives as may be necessary or desirable to contribute to the success of the Company.
- Advise the Board on the appropriateness of its structures and procedures so that the Board can function with the proper degree of independence from management.
- Review and recommend to the Board the corporate disclosure requirements pursuant to the regulations.

Policies for Board and Executive Team

- Recommend to the Board a policy for Engagement of Independent Counsel
- Recommend to the Board Code of Conduct and Ethics and Conflict of Interest Policies

Board Composition and Performance

- Recommend to the Board and annually implement an appropriate evaluation process for the Board, the Board Chair, and committees and assume responsibility for recommending an individual director evaluation.
- Develop recommendations regarding the essential and desired experiences and skills for potential directors, taking into consideration the Board's short-term needs and long-term succession plans.
- Review, monitor and make recommendations regarding director orientation and ongoing development.
- Assess whether a director is independent.

Compensation

- Review and recommend a role and job description for the CEO to the Board.
- Recommend a performance evaluation process for the CFO and V.P.'s and when approved, review the implementation of the evaluation process. Lead the implementation of the CEO review.
- Review and recommend to the Board the CEO compensation plan (including contracts, incentive compensation, and equity based plans).
- Review the CEO's performance feedback and compensation plans (including contracts, incentive compensation, and equity based plans) of the CFO and V.P.'s.
- Review the Director's compensation.
- Review with the CEO existing management resources and plans, including recruitment and training programs, to ensure that qualified personnel will be available for succession to execute positions in Cabo and it's subsidiaries and key officer positions in its reporting organizations, and report on this matter to the Board at least once each year.
- Review and endorse major changes in the organizational structure of executive as proposed by the CEO.
- Review the Company's Human Resource Policies from time to time including staff compensation philosophy and guidelines, and employee benefit package.
- Review with the CEO any significant outside commitments the CEO is considering before the commitment is made. This includes commitments to act as a director or trustee of for-profit and not-for-profit organizations. The CEO will conduct an annual review of the outside commitments of each member of the Executive team including a review of the Conflict of Interest Policy.

Accountability

- The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral and written report at the next Board meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Election of Directors

Management is nominating one new independent director for election. This will bring to two, the number of independent directors serving the Company. Although Management is only nominating five individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting. Advance notice of the Meeting and Record Date was published in The Globe and Mail newspaper in accordance with Section 135 (4) of the *Business Corporations Act* (Yukon). No nominations for directors have been received from the Shareholders of the Company.

Each director of the Company is elected annually and holds office until the next Annual General Meeting unless that person ceases to be a Director before then. The Management of the Company proposes to nominate the persons herein listed for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed. THE MANAGEMENT OF THE COMPANY DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY ON ANY POLL FOR THE ELECTION OF ANY PERSON OR PERSONS AS DIRECTOR.

The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employment during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name of Nominee and Present Position with the Company	Principal Occupation	Director Since	Shares Owned
J. TERRY AIMONE Director Thornhill, Ontario, Canada	Businessman; CEO , Heath & Sherwood (1986) Inc.	June 30, 2004	1,060,300 [2]
GREG GERRIE Proposed Director Richmond, B.C., Canada	Businessman; President, Greg Gerrie Training Seminars International	N/A	Nil
FRANK J. NOLAN Director Halifax, Nova Scotia, Canada	Businessman; President, Petro Drilling Company Limited	June 30, 2004	782,500
THOMAS G. OLIVER[1] Independent Director Vancouver, B.C., Canada	Businessman; President & Manager Splashdown Waterparks Ltd. and several private companies	May 31, 2004	2,000
JOHN A. VERSFELT[1] President CEO & Director Maple Ridge, B.C. Canada	President; American Resource Management Consultants Inc.; and a director and officer of several public companies.	January 1992	1,684,062[3]

(1) Member of the Audit Committee

(2) 300 shares are held directly by Mr. Aimone; 1,060,000 shares are held by Kirkland Lake (Northern and Eastern) Ontario Inc., a company 50% of which is controlled by Mr. Aimone and his family.

(3) 62,430 shares are held directly by Mr. Versfelt; 1,616,091 shares are held by American Resource Management Consultants Inc., a company controlled by Mr. Versfelt and his wife Jackie D. Versfelt; and 5,541 shares are controlled by Mr. Versfelt for other parties.

The information as to shares beneficially owned has been furnished by the respective nominees, individually. Each of the proposed nominees has held the principal occupation or employment indicated during the past five (5) years.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Company acting solely in such capacity/

No proposed director:

(a) is, at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  (ii) was the subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or

compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

B. Appointment and Remuneration of Auditor

The persons named in the enclosed Instrument of Proxy will vote for the appointment of Morgan & Company, Chartered Accountants, of Vancouver, British Columbia, as Auditor of the Company, to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the Directors. Morgan & Company, Chartered Accountants, was appointed to the position of Auditor of the Company August 25, 1993.

C. Stock Option Plan and Repricing of Stock Options

In August of 2002, the TSX Venture Exchange (the "Exchange") adopted a new stock option policy whereby all Tier 2 companies must implement and approve yearly a stock option plan. In accordance with this policy, the Company adopted a Stock Option Plan in September, 2003 (the "Plan") which was approved by the Shareholders at the Annual General and Special Meeting held on December 19, 2003. The Plan is a "rolling" stock option plan and provides for a maximum of 10% of the issued shares of the Company, from time to time, to be reserved for issuance pursuant to the exercise of options. The Plan authorizes the Director's to issue options to directors, officers, key employees and consultants.

The term of any options granted under the Plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of five years (or ten years if the Company is reclassified by the Exchange as a Tier 1 Issuer). The exercise price of any options granted under the Plan will be determined by the Board of Directors, in its sole discretion, but shall not be less than the closing price of the Company's common shares on the day preceding the day on which the directors grant such options, less any discount permitted by the Exchange. No vesting requirements will apply to options granted thereunder, however a four month hold period will apply to all shares issued under each option, commencing from the date of grant.

The Plan contains, among other things, the following additional terms and conditions:

(a) all options will be non-transferable;
(b) no more than 5% of the issued shares may be granted to any one individual in any 12 month period;
(c) no more that 2% of the issued shares may be granted to a consultant, or an employee performing investor relations activities, in any 12 month period;
(d) disinterested shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the option holder is an insider; (ii) any grant of options to insiders, within a 12 month period, exceeding 10% of the Company's issued shares; and (iii) any grant of options to any one individual, within a 12 month period, exceeding 5% of the Company's issued shares; and
(e) options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company's common shares.

In the event that an option granted under the Plan expires unexercised or is terminated by reason of dismissal of the Optionee for cause or is otherwise lawfully cancelled prior to the exercise of the option, the optioned shares that were issuable thereunder will be returned to the Plan and will be eligible for reissue.

At June 30, 2005, options granted and outstanding under the Plan provide for the purchase, in the aggregate, of 2,258,000 common shares of the Company. These options have been granted to directors, officers, employees and consultants of the Company at exercise prices as follows:

Name of Optionee	No. of Optioned Shares	Exercise Price	Original Date of Grant	Expiry Date
Directors	645,000	$0.75	19-Jun-02	19-Jun-07
Officers	350,000	$0.75	19-Jun-02	19-Jun-07
Employees	1,263,000	$0.75	19-Oct-04	18-Oct-07
Total	2,258,000			

In addition to the terms of the Plan mentioned above, the policies of the Exchange require re-approval of the Plan by the affirmative vote of a majority of the votes cast at the Meeting, other than the votes attached to the common shares beneficially owned by the insiders of the Company to whom the options may be granted pursuant to the Plan, or their associates, and to the granting of authority to the Directors through the coming year to:

a) decrease the exercise price of stock options previously granted to insiders;

b) issuing to insiders, upon the exercise of stock options, within a one year period, shares exceeding 10% of the outstanding listed shares; and

c) issuing to any one insider and such insider's associates. Upon the exercise of stock options, within a one year period, shares exceeding 5% of the outstanding listed shares.

Shareholders will be asked to consider, and if thought fit, to pass the following ordinary resolution by way of disinterested Shareholder approval:

"RESOLVED, as an Ordinary Resolution, that:

a) the Company's Stock Option Plan dated September 2003, (the "Plan") originally approved by the Shareholders at the last meeting of the Shareholders December 19, 2003, be and is hereby approved including the reserving for issuance under the Plan at any time of a maximum of 10% of the issued and outstanding shares of the Company, subject to any amendments that may be required by the TSX Venture Exchange;

b) the Board of Directors or any committee created pursuant to the Plan be and it is hereby authorized to make such amendments to the Plan from time to time, as may be required by the applicable regulatory authorities, or may in its discretion, be considered appropriate by the Board of Directors or committee, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Plan, the approval of the Shareholders;

c) the Company be and is hereby authorized to abandon or terminate all or any part of the adoption of the Plan if the Board of Directors of the Company deems it appropriate and in the best interest of the Company to do so;

d) the Company be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the Plan entitling the option holders to purchase common shares of the Company;

e) the Board of Directors be and is hereby authorized at their discretion to amend the exercise price (including decrease) of previously granted option agreements, without further approval by the Shareholders, all in accordance with the policies of the Exchange;

f) the Board of Directors be and is hereby authorized at their discretion to issue to insiders upon the exercise of stock options, within a one year period, shares exceeding 10% of the outstanding listed shares;

g) the Board of Directors be and are hereby authorized at their discretion to issue to any one insider and such insider's associates, upon the exercise of stock options, shares exceeding 5% of the issued shares of the Company within a one year period; and

h) any one or more of the directors of the Company be and is hereby authorized and directed to perform all acts, deeds and things and execute, under the corporate seal of the Company, or otherwise, all such documentation and other writings, including necessary treasury order(s), Exchange filing forms, as may be required to give effect to the true intent of this resolution."

In the absence of contrary directions, the persons named in the accompanying form of proxy intend to vote the common shares represented thereby in favour of the ordinary resolution to approve the Plan and to provide for the re-pricing of Stock Options.

D. Approval and Ratification of Acts of Directors

Management of the Company proposes that the Shareholders ratify, approve and confirm the actions, deeds and conduct of the Directors and Officers taken on behalf of the Company since the last annual general meeting. Accordingly, Shareholders will be asked to consider and approve the following resolutions, with or without modification:

"RESOLVED, as an Ordinary Resolution, that:

(a) Notwithstanding (i) any failure to properly convene, proceed with, or record any meeting of the Board of Directors or Shareholders of Cabo Mining Enterprises Corp. (the "Company") for any reason whatsoever, including, without limitation, the failure properly to waive or give notice of a meeting, hold a meeting in accordance with a notice of a meeting, have a quorum present at a meeting, sign the minutes of a meeting or sign a ballot electing a slate of

Directors; or (ii) any failure to pass any resolution of the Directors or Shareholders of the Company or any articles of the Company for any reason whatsoever, all approvals, appointments, elections, resolutions, contracts, acts and proceedings enacted, passed, made done or taken since November 30, 2004 as set forth in the minutes of the meetings, or resolutions of the Board of Directors or Shareholders of the Company or other documents contained in the minutes book and record book of the Company, or in the financial statements of the Company, and all action heretofore taken in reliance upon the validity of such minutes, documents and financial statements, are hereby sanctioned, ratified, confirmed and approved; and

(b) Without limiting the generality of the paragraph 1 immediately above, all resolutions, contracts, acts and proceedings of the Board of Directors of the Company enacted, made, done or taken since the last annual general meeting as set forth or referred to in the minutes and record books of the Company or in the financial statements of the Company, are hereby approved, ratified and confirmed."

In the absence of contrary directions, the persons named in the accompanying form of proxy intend to vote the common shares represented thereby in favour of the resolution ratifying, confirming and approving the acts and proceedings of the Directors and Officers of the Company.

APPROVAL OF SALE OF PROPERTIES

Shareholders will be asked to consider, and if thought advisable, pass with or without variation a special resolution (the "Special Resolution") authorizing the sale of properties described and defined below (the "Transaction"). If the Special Resolution is approved, there will be no significant change to the business and operations of the Company except that it will have divested itself of all of its Canadian resource properties (the "Properties"). The Company will be focused on drilling services. In 2004, the Company spent $3,021,787 on development of the properties and in 2005, the Company has spent $4,710,237. NI 43-101 reports for the Cobalt, Electrum Lake and Hope Lake properties may be viewed at the Company's office during normal business hours.

Pursuant to the Transaction, Shareholders will receive no less than 7%% of the 10,000,000 shares of International Millennium Mining Corp. ("IMMC") to be received by the Company for the Properties. The Company will distribute no less than 75% of the 10,000,000 shares of IMMC received for the Properties on the basis that each shareholder will receive 100 shares in IMMC for every 308 shares in the Company.

IMMC is a reporting issuer and a public British Columbia corporation, in exchange for shares in IMMC as consideration for the Properties acquired by IMMC on a pro rata basis according to their shareholdings as of an effective date to be announced by the Board (the "Effective Date") following shareholder approval of the Transaction and the satisfactory negotiation and execution of an Agreement (defined below).

The Transaction is subject to a number of conditions including IMMC completing a private placement financing of no less than $2,500,000 of which no less than $1,000,000 would be expended on the Cabo mineral properties; IMMC acquiring a TSX Venture Exchange listing; their Board acceptance of the Transaction and the TSX Venture Exchange accepting the Properties sale by the Company to IMMC.

John A. Versfelt, President, CEO and Director of the Company is also President, CEO and Director of IMMC and will be abstaining from any votes with respect to the Transaction at any Board of Directors or Shareholder meetings.

Background to and Reasons for the Transaction

Since July 1, 2004, the Company has been focuses on drilling interests and has purchased several drilling companies including Heath & Sherwood Drilling (1986) Inc., Petro Drilling Company Limited, Stratacan Inc., the Advanced Drilling Group of Companies, and Forages Cabo Inc. (formerly Les Forages de Montreal (1988) Inc.). The Board had concerns abut dividing the Management's time between two interests and by focusing on one industry, management could focus its resources for greater efficiency. Additionally, if the Company were to retain the Properties, it would be necessary to perform further exploration and analysis and pay certain royalties.

On June 30, 2004, the Company received approval from the TSX Venture Exchange for a change of business in conjunction with the acquisition of Heath & Sherwood Drilling (1986) Inc. and Petro Drilling Group.

The Company sought an opinion from Northern Securities Inc. ("Northern") with respect to obtaining an independent valuation and fairness opinion as to the value of the Properties and the fairness of the consideration received in the Transaction. Northern Securities Inc. is a Toronto-based investment banking firm, focusing primarily on small market capitalization companies in the natural resources, technology and special situations sectors. Their business includes

corporate finance, mergers and acquisitions, restructuring, retail sales, institutional sales and trading and investment research. Northern is not an insider, associate or affiliate of Cabo or IMMC.

In Northern's opinion, they stated that "Cabo's mineral properties are still at an early stage with no resource or reserve estimates. To develop a resource or reserve estimate, substantial fieldwork, including drilling and assessments, is required." Northern utilized a historical cost approach to determine the value of the Properties. They determined that at the date of their opinion, October 14, 2005, the fair market value of the Properties is between $2,710,000 and $3,570,000. Northern further stated that "It is Northern's view that by spinning out the Properties into a separate company and creating a pure play drilling services company, Cabo will create value for its Shareholders."

International Millennium Mining Corp. is a mineral exploration and development company engaged in the acquisition and exploration of mineral properties in Canada and internationally. IMMC has acquired and is exploring mineral properties in British Columbia, Canada, Nevada, U.S.A., and Sonora State, Mexico. Emerging mineral targets include: silver, gold, zinc, copper, nickel, copper and platinum group elements which are similar to those of the Properties.

The Board is of the unanimous view that the Transaction will benefit the Company and Shareholders. The Company will remain focused on drilling and will no longer be required to spend resources of the Company in the development its Properties. The Directors have passed a resolution that subject to receipt of a formal letter of intent based on the terms set out in correspondence dated November 13, 2005 or better, the Company receive the offer and put it forward to the Shareholders for their consideration and if appropriate for their approval.

The Agreement

The proposed Agreement between the Company and IMMC will set out the terms and conditions for the acquisition of the Properties and the terms relating to the Transaction. The terms of the Agreement already negotiated include:

1. IMMC will issue 10,000,000 shares in IMMC to the Company at a total deemed value of $3,000,000.
2. The Company will transfer the Properties to IMMC.
3. The Company will have right of first refusal on all drilling of the Properties.

Steps to the Transaction

The Transaction shall consist of the followings steps which together constitute the definition of the Transaction in this Information Circular:

1. The Company's Board of Directors and Shareholders will approve of the Transaction.
2. IMMC's Board of Directors will approve of the Transaction.
3. The Company and IMMC will enter into an Agreement.
4. The Company will request and obtain preliminary approval from the TSX Venture Exchange.
5. The Company will transfer the Properties to IMMC subject to IMMC's obtaining a listing on the TSX Venture Exchange and obtain final approval from the Exchange.
6. IMMC will allot shares to the Shareholders of the Company subject to IMMC's obtaining a listing on the TSX Venture Exchange and obtain final approval from the Exchange.
7. IMMC obtains its listing on the TSX Venture Exchange.
8. IMMC completes a private placement of no less than $2,500,000.

Outstanding Rights to Acquire Common Shares

The only rights to acquire common Shares outstanding on the Effective Date of the Transfer will be Warrants issued by the Company in June, 2004. As holders of the Warrants are entitled to rights of adjustment, the Warrant Exercise Price will be adjusted. The adjustment tracks the reduction in value of the Company's net value as a result of the distribution such that the exercise price becomes:

(a) the exercise price in effect as of the date of the record date of the transaction;

(b) multiplied by a fraction

  (i) the numerator of which is the number of the Company's issued and outstanding common shares multiplied by the market price as of the record date less the fair market value of the Properties being sold and

  (ii) the denominator of which is the number of the Company's issued and outstanding common shares multiplied by the market price as of the record date.

Provided the trading price accurately reflects the fair market value of the Company's total assets, the Warrant Exercise Price is reduced by the proportionate value of the assets being distributed. The reduction of the Warrant price is the only consequence. There is no right of a Warrant Holder to participate in the distribution.

With respect to the Warrants issued January, 2004, there are no similar provisions. Those Warrant Holders are entitled to receive at least 20 days advance notice of the intended record date pertaining to the distribution, thereby giving those warrant holders an opportunity to exercise their warrants and participate in the distribution.

Canadian Securities Law Matters

Shareholders are urged to consult their legal advisors to determine the extent of all applicable resale provisions. Common shares may be subject to resale restrictions in the jurisdiction in which the Shareholder is resident or pursuant to the laws to which the Shareholder is subject.

The transaction does not fall within the definition of "business combination" in Ontario Securities common Rule 61-501 ("OSC Rule 61-501") so as to trigger the minority approval requirements of OSC Rule 61-501.

If the Transaction is not Proceeded With

If the Company does not proceed with the Transaction, the Company will retain the Properties and will seek another qualified purchaser for the Properties. As the Properties do not constitute all or substantially all of the assets of the Company, shareholder approval may not be sought.

Canadian Income Tax Considerations

In the opinion of Thorsteinssons LLP, Tax Lawyers, the following is a general summary describing the principal Canadian federal income tax consequence of the Transaction who are resident in Canada, or deemed to be resident of Canada and not otherwise exempt from tax to whom the common shares constitute capital property for the purposes of the *Income Tax Act* (Canada) (the "Act") and who deal at arm's length with and are not affiliated with the Company. Common shares will generally constitute "capital property" to a holder thereof unless the holder is a trader or dealer in securities or is engaged in an adventure in the nature of trade with respect to such shares. Certain Shareholders who might not otherwise be considered to hold any such assets as capital property may be entitled to have them treated as capital property in certain circumstances by making the irrevocable election permitted under subsection 39(4) of the Act. The Act contains provisions relating to securities held by certain financial institutions, registered securities dealers and corporations controlled by one more or of the foregoing (the "Mark-to-Market Rules"). This summary does not take into account the Mark-to-Market Rules and taxpayers that are "financial institutions" as defined for the purpose of the Mark-to-Market Rules should consult their own tax advisors.

This summary is based upon the current provisions of the Act and Regulations thereunder, all proposed amendments to the Act publicly announced by the Minister of Finance prior to the date hereof (the "Proposed Amendments") and Thorsteinssons' understanding of the current published administrative and assessing policies of the Canada Revenue Agency (the "CRA"). This description is not exhaustive of all possible Canadian federal income tax consequences and except for the Proposed Amendments does not take into account or anticipate any changes in law or administrative practice, whether by legislative, governmental regulatory or judicial action nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

This summary is of a general nature only and it is not intended to be, nor should it be relied upon or construed to be, legal or tax advice to any particular Shareholder and no representation with respect to Canadian income tax consequences to any such holder is made. Accordingly, Shareholders should consult their own tax advisors for advice with respect to the Canadian income tax consequences to them of the transaction described herein.

It should be possible to distribute the share received on the sale as a reduction of paid up capital ("PUC") of the Company's common shares. Shareholders having an adjusted cost base ("ACB") for their shares of the Company at least equal to the fair market value ("FMV") of the shares distributed should not incur income tax as a result of the distribution. However, a Shareholder who receives IMMC shares on the distribution having a FMV greater than the ACB of his share of the Company would be treated as having realized a gain from the disposition of shares of the Company at the time of the distribution. That gain would be taxed as a capital gain or ordinary income depending on whether the Shareholder holds his shares of the Company as capital property or inventory.

The Shareholders will not dispose, or be deemed to dispose, of any property and will not realize any gain or loss because the FMV of the IMMC shares distributed will not exceed the amount by which the PUC of the Company's common shares is reduced, no deemed dividend will arise to the Shareholders nor a reduction of capital or distribution of the IMMC shares.

The amount reduced from PUC of a Shareholder's shares of the Company will also be subtracted from the ACB for those shares. If the amount so subtracted exceeds the ACB to a Shareholder for those shares, the amount of the excess will be deemed to be a gain of the Shareholder form a disposition of his shares of the Company at that time. For a Shareholder who holds his shares of the Company as capital property, one half of that gain would be included in computing his income as a taxable capital gain. The amount of such gain would then be added to the adjusted cost base of the Shareholder's shares of the Company.

The ACB to a Shareholder for his shares of the Company must be determined by each Shareholder individually. Generally, the ACB to a Shareholder who purchased his shares in the open market or from treasury for cash will equal the amount paid for such shares. The ACB for shares held of the same class however must be determined on an average basis. In addition, pursuant to subsection 66.3(3) of the Act, flow-through shares purchased from treasury will initially have an ACB of nil to the subscriber, subject to any averaging that may occur by reason of holding other shares of the same class.

The IMMC shares received by the Shareholders of the Company will have an ACB to the Shareholders equal to their FMV.

Other Tax Considerations

This Information Circular does not address any tax considerations of the Transaction other than Canadian federal income tax considerations. U.S. Shareholders and Shareholders who are resident in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Transaction, including any deemed dividend and resulting withholding tax and any associated filing requirements, in such jurisdiction. Shareholders should also consult their own tax advisors regarding provincial or territorial considerations of the Transaction.

Shareholders will be asked to consider, and if thought fit, to pass the following ordinary resolution by way of disinterested Shareholder approval:

"RESOLVED, as a Special Resolution, that the Transaction described in the Management Information Circular of the Company dated November 9, 2005 be and is hereby approved."

CHANGE OF NAME

Shareholders will be asked to consider, and if thought fit, to pass the following ordinary resolution by way of Shareholder approval:

"RESOLVED, as a Special Resolution, that the name of the Company be changed to Cabo Drilling Corp. or such other name as the Directors may determine be and is hereby approved."

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Proxy intend to vote on any poll, on such matters in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

DIRECTORS' APPROVAL

The contents of this Information Circular and the sending thereof to the Shareholders of the Company has been approved by the Board of Directors of the Company.

ON BEHALF OF THE BOARD

"John A. Versfelt"

John A. Versfelt,
President & Chief Executive Officer

SUPPLEMENTAL MAILING LIST RETURN CARD

NOTICE TO SHAREHOLDERS OF CABO MINING ENTERPRISES CORP.

In accordance with National Instrument No. 54-102/Interim Financial Statement and Report Exemption (the "Instrument"), and pursuant to the British Columbia Securities Act and Rules:

> Any shareholder of an issuer's securities may elect **annually** to have his or her name added to the issuer's supplemental mailing list in order to receive quarterly reports and the related Management Discussion & Analysis for the issuer's first, second, and third fiscal quarters. All registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter; while only beneficial shareholders entitled to receive an issuer's audited annual financial statements, pursuant to the Instrument, will receive a quarterly report for an issuer's fourth fiscal quarter.

To use electronic methods for communication between the issuer and its shareholders, we are requesting that you provide us with your e-mail address. Please also indicate your preferred method of communication.

You may complete an electronic version of this form at: ***www.pctc.com/servlets/supp_list***

CABO MINING ENTERPRISES CORP.

(the "Company")

The undersigned certifies that he/she is the owner of securities (other than debit instruments) of the Company and requests that he/she be on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

____

Name - Please Print

____

Address

____

City/Province/Postal Code

______________________________ ______________________________

Signature Date

______________________________ ______________________________

Fax # E-Mail Address

Method of Communication: Fax E-mail Mail

Please complete and return this card to:

CABO MINING ENTERPRISES CORP
3rd Floor, 120 Lonsdale Avenue
Vancouver, B.C. V7M 2E8
E-mail: info@cabo.com Fax: (604) 983-8056

The Company respects your privacy and is committed to protecting your information. The personal information that you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with the Company's privacy code which is based on the federal Personal Information & Electronic Documents Act (PIPEDA).

Proxy

1293-2(b) #82-1401

ANNUAL GENERAL OF THE SHAREHOLDERS

CABO MINING ENTERPRISES CORP.

TO BE HELD IN THE DISCOVERY ROOM AT THE LONSDALE QUAY HOTEL, 123 CARRIE CATES COURT, NORTH VANCOUVER, BRITISH COLUMBIA

ON THURSDAY, DECEMBER 15, 2005, AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints John A. Versfelt President and CEO of the Company, or failing this person, **Mindi B. Cofman**, Corporate Secretary of the Company, or in the place of the foregoing, ______________________, (*print the name*) as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT NAME:______________________________

REGISTERED HOLDER SIGN HERE:______________________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	To approve the appointment of Morgan & Co, Chartered Accountants, as Auditor of the Company.		N/A	
2.	To authorize the Directors to fix the Auditor's remuneration.			N/A
3.	To determine the number of Directors at five (5).			N/A
4.	To elect as Director, John A. Versfelt.		N/A	
5.	To elect as Director J. Terry Aimone.		N/A	
6.	To elect as Director, Frank J. Nolan.		N/A	
7.	To elect as Director, Thomas G. Oliver.		N/A	
8.	To elect as Director, Greg Gerrie.		N/A	
9.	To re-approve the Company's Stock Option Plan, originally adopted December 19, 2003, and to approve the additional option matters, as more particularly described in the accompanying Information Circular.			N/A
10.	To approve, ratify and confirm all acts, contracts, proceedings, appointments and payments of money by the Directors and Officers of the Company, as more particularly described in the accompanying Information Circular.			N/A
11.	To approve the sale of the Company's resource properties as more particularly described in the accompanying Information Circular.			N/A
12.	To approve the change of the Company's name to Cabo Drilling Corp.			N/A
13.	To approve, ratify and confirm all resolutions, contracts, acts and proceedings, of the Directors and officers of the Company, as more particularly described in the accompanying Information Circular.			N/A
14.	To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.			N/A

THIS PROXY MUST BE SIGNED AND DATED

SEE IMPORTANT INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management*** proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another*** proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of Pacific Corporate Trust Company is 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote